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03050642

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FILE NO. 82- 3907 FISCAL YEAR 12-31-02

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OICF/BY: dlw

DATE : 5/21/03

Annual Report 2002

Flughafen Wien AG

Europe's East-West Hub: +11.2% in Transfers

Robert Bellmann
IT-Manager / Moscow
Page 11

EUROPE'S BEST ADDRESS


VIE


Vienna
International
Airport

VIE Vienna International Airport

Annual Report 2002 Flughafen Wien AG

Most successful East-West hub in Europe: +11.2% in transfers

FILE NO. 82-3907

Annual Report 2002

Contents

If you want to know which chapters are the most popoular, see http://vie2002.genesto.com/topten

Key Data on the Flughafen Wien Group

Industry Indicators	2002	Change in %	2001	Change in %	2000
MTOW[1] (in mill. tonnes)	5.0	-2.0	5.1	-4.3	5.3
Passengers (in mill.)	12.0	+1.0	11.9	-0.7	11.9
Transfer passengers (in mill.)	4.2	+11.2	3.8	+12.2	3.4
Flight movements	186,782	+0.7	185,425	-0.6	186,469
Cargo (air cargo and trucking; in tonnes)	160,026	+0.3	159,525	-11.7	180,667

Financial Indicators (Amounts in € mill.)	2002	Change in %	2001	Change in %	2000
Total turnover	318.4	-0.5	320.1	-2.2	327.4
Thereof Airport	135.8	-0.3	136.2	-0.9	137.4
Thereof Handling	105.3	-5.1	111.0	-5.9	117.9
Thereof Non-Aviation	75.3	+3.6	72.7	+1.3	71.7
EBIT	97.1	+13.9	85.2	-8.5	93.1
EBIT margin (in %)[2]	29.6	+14.0	25.9	-6.9	27.9
EBITDA margin (in %)[3]	42.6	+10.7	38.5	-6.5	41.1
ROCE (in %)[4]	14.7	+9.9	13.4	-9.5	14.8
Net profit	70.3	+6.1	66.3	-9.3	73.1
Cash flow	120.9	+23.0	98.3	-2.6	100.9
Equity	559.9	+5.2	532.4	+3.7	513.7
Capital expenditure[5]	79.6	+29.9	61.3	+114.9	28.5
Taxes on income	35.3	+15.3	30.6	+16.9	26.2

Stock Market Indicators	2002	Change in %	2001	Change in %	2000
P/E Ratio (at year-end)	9.6	+0.7	9.5	-18.0	11.6
Earnings per share (in €)	3.4	+6.0	3.2	-9.2	3.5
Dividend per share (in €)	2.0	+5.3	1.9	-9.5	2.1
Pay-out ratio (as % of net profit)	59.8	-0.8	60.2	-0.2	60.3
Market Cap (at year-end, in € mill.)	672.0	+6.7	630.0	-25.6	846.3
Market weighting (at year-end, in %)	4.7	+59.9	3.0	0.0	3.0
Employees[6]	2,612	-0.5	2,626	-0.7	2,644

You can find background information on these indicators under http://vie2002.genesto.com/indicators

Notes:
1) MTOW: maximum take-off weight for aircraft
2) EBIT-margin (earnings before interest and tax) = EBIT / Operating income
3) EBITDA-margin (earnings before interest, tax, depreciation and amortisation) = EBIT + Depreciation / Operating income
4) ROCE (return on capital employed after tax) = EBIT less allocated taxes / Average capital employed
5) Tangible and intangible assets
6) Weighted average number of employees as of 31.12. including apprentices and employees on official non paying leave (maternity, military service, etc.) and excluding the Management Board and managing directors.

Key Traffic Figures

	2002	Change vs. 2001 in %
Passengers (arrival, departure, transit)	11,973,805	+1.0
Scheduled traffic	10,640,733	+1.9
Charter traffic	1,333,072	-5.4
Transfer passengers	4,180,396	+11.2
Share of transfer passengers	35.1%	2001: 31.9%
Passengers (Departing) Scheduled Traffic		
Long Haul	614,875	+6.0
Europe	4,483,462	+2.0
East Europe	859,637	+9.5
West Europe	3,623,825	+0.4
Far East	417,439	+17.0
Near and Middle East	145,127	-7.2
North America	187,357	-8.7
Africa and South America	80,231	-7.3

Passengers	2002	Change vs. 2001 in %
West Europe (pax out)		
1. Frankfurt	350,185	+3.4
2. London	326,531	-9.4
3. Paris	256,872	+3.0
Long Haul Passengers / West (pax out)		
1. Washington	76,266	+34.2
2. New York	70,074	+6.7
3. Toronto	22,272	-16.2
Far East Scheduled Traffic (pax out)		
1. Bangkok	72,546	+23.2
2. Tokyo	53,086	+65.4
3. Sidney	50,681	+45.1
East Europe Scheduled Traffic (pax out)		
1. Moscow	88,166	+22.1
2. Warsaw	65,064	+3.1
3. Prague	64,777	-0.9
Charter Traffic (pax out)		
1. Antalya	119,382	-1.4
2. Heraklion	37,205	-14.5
3. Mallorca	28,534	-10.5

FILE NO.
82-3907

FILE NO.
82-3907



St. Petersburg
Tallinn
Riga
Moscow
Vilnius
Minsk
Poznan
Warsaw
Cracow
Prague
Kiev
Kharkov
Kosice
Dnepropetrovsk
Vienna
Budapest
Chisinau
Cluj
Odessa
Krasnodar
Ljubljana
Zagreb
Temesvar
Belgrade
Bucharest
Banja Luka
Zadar
Sarajewo
Split
Tifl
Dubrovnik
Pristina
Sofia
Jereva
Skopje
Ohrid
Tirana

Vienna International Airport is the most important East-West hub at the heart of Europe. This function is one of our most important success factors, and a catalyst for new growth opportunities.

The opening of markets in eastern and southeastern Europe will bring major opportunities. The east will lose some of its mystery and its cities, people, and markets will move closer than ever before.

The role that Vienna International Airport will play in this process is described in our annual report – with facts and figures. And an unusual viewpoint from which we portray some of our most successful destinations and the people who live there.

This perspective is more distant than usual, but more personal than expected. Two viewpoints that also represent key factors for the success of our company – a global outlook and detailed knowledge of people and markets.



Serbia-Montenegro:
Belgrade
Population: 1.183.909

Number of passengers:
+25.1%
2001: 26,715 / 2002: 33,424

Obrad Spremic

Member of the Board of Directors of Siemens in Belgrade

"We started doing business here in 1998. The entire infrastructure also started from zero at the same time. After massive investment – and annual growth rates between 60 and 100% – the results are remarkable. The power plants are working, and there are no more blackouts. Communications, highways and rail-connections have also been repaired. For Siemens Belgrade, Vienna is the most important hub to Western Europe – for me personally, Vienna is important because my sons attend university there."


FILE NO.
82-3907

Sergey Gorbanev

Founder of the English Language School in Dnepropetrovsk

"In the past we lived like small children.
Our lives were predictable, but boring.
Now we are playing in a huge game with a lot of new people.
I like the winds of change in our economy and society."



Ukraine:

Dnepropetrovsk

Population: 1,169,325

Number of passengers:

+22.5%

2001: 8,478 / 2002: 10,382

Russia:

Moscow

Population: 8,345,471

Number of passengers:

+22.1%

2001: 72,232 / 2002: 88,166

FILE NO.
82-3907

Robert Bellmann

Country General Manager of Hewlett-Packard in Moscow

"A view of Red Square in the snow is alone worth a trip to Russia – which, by the way, is booming. Morning traffic jams demonstrate the growing economic power of the middle class. Our Russian business partners also like to conduct negotiations in the sauna – just don't forget to bring your translator along to sweat with you!"

Macedonia:

Skopje

Population: 440,137

Number of passengers:

+11%

2001: 38,386 / 2002: 42,625



Oliver Nikolovski
Architect, Founder and General Manager of "Bauart-Engineering" in Skopje
"Perfect project management at a better price is our contribution to revolutionising architecture. Our Greek and Austrian neighbours appreciate this and our joint projects are growing quickly. This gives us a big advantage over investors at far-away locations."


Estonia:
Tallinn
Population: 409,516
Number of passengers:
+57.2%
2001: 6,868 / 2002: 10,794



Anella Stimmer
Manager at Henkel in Tallinn

"As the representative of a small nation,
I am proud of our unique culture, history, tradition and language.
We need to remain open to ways of life that come from outside,
but also maintain a healthy degree of caution."



Arnoldas Doviltis

Area Manager for Eli Lilly in Lithuania, Latvia and Estonia / Vilnius

"I love to discover people and help them release their potential – to bring abilities to the surface that they never knew they had. As a pharmaceutical company, one of our most important duties is to serve as a catalyst for improving the quality of life."


Lithuania:
Vilnius
Population: 578,412
Number of passengers:
+21.7%
2001: 10,472 / 2002: 12,741


Armenia:
Yerevan
Population: 1,240,385
Number of passengers:
+233.5%
2001: 4,427 / 2002: 14,766

Gevrog Khachatryan

Founder and Managing Director Tuff-Granit GmbH / Yerevan

"Armenia is a cradle of western culture
with its own written language and a Christian tradition
that dates back over 1,700 years.
80% of Armenians speak at least one western language.
In addition to wonderful reserves of basalt and limestone,
education is our most important raw material.
And we also make the best cognac in the world,
even if our friends in Western Europe won't admit it."


FILE NO.
82-3907

Croatia:
Zagreb
Population: 752,414

Number of passengers:
+29.6%
2001: 22,817 / 2002: 29,580


Josef Vinatzer
CEO VIPnet Croatia, Zagreb.
"VIPnet is a part of mobilkom Austria.
Only one hour's flight away, I live in a city
that is much like Vienna.
In addition to a good climate for business, we
have delicious food and good wine –
and one of the most beautiful coastlines in Europe."

Statement by the Management Board

Dear Ladies and Gentlemen,

___For nearly a decade Vienna International Airport recorded a steady increase in traffic that regularly outpaced economic growth. This expansion was brought to a sudden halt by the events of 11 September, however. The year 2002 opened with a 7.1% drop in the number of passengers for January and closed with a 16.1% plus for December. In total, traffic for the year was able to top our original forecast of minus 4% by a significant amount. Vienna was one of the few European airports to end 2002 with an increase in passenger volume, which reached 1%. This improvement was supported by growth on the East European and Far East markets, and an increase of 11.2% in transfers.

___The comparatively good development of traffic and non-recurring income of € 19.9 million from the partial reversal of provisions for pensions are in part responsible for the excellent results we are able to present for 2002. In spite of a slight decline of 0.5% in turnover, earnings before interest and tax (EBIT) rose by 13.9% to € 97.1 million, profit before tax (EBT) increased by 8.9% to € 105.6 million, and profit for the year grew by 6.1% to € 70.3 million. Earnings also include a write-down of € 1.6 million to our investment in the Berlin project, which appears to be impaired as a result of recent developments in the privatisation of the Berlin airports. We have also created a provision of € 1.0 million for restructuring measures that are designed to help control future increases in personnel expenses.



Airport Express – a comfortable link between the city centre and Vienna International Airport





After completion the new VIE-Skylink Terminal will be able to serve more than 20 million passengers per year.

___The past year brought a series of challenges for our workforce. We were able to successfully master increased security measures, higher peak hour activity, added early and late turnarounds, and demands by airlines to reduce ground handling time only because of the high flexibility and enormous dedication of our employees. We also received numerous suggestions from our staff for the modification of workflows and processes, which will help increase productivity and customer satisfaction.

___We were therefore able to further improve our standing as a safe, fast and convenient airport even in this difficult year for international aviation. Low-cost carriers such as Germanwings and Air Berlin are not only increasing their flights to Vienna, they have also selected us as their handling agent and thereby underscored the value of our service and pricing policy. Incentives for the introduction of new frequencies and destinations on long-haul routes and to Eastern Europe were successful: we gained 11 new destinations and 41 new frequencies during the past year.

___We were also able to expand our position as an East-West hub and further strengthen

If you want to tailor this report to meet your special interest, see http://vie2002.genesto.com/subjects



Left to right: **Kurt Waniek**, Member of the Board, **Herbert Kaufmann**, Member of the Board and Speaker, **Gerhard Schmid**, Member of the Board

our position as a West-Far East hub. This has moved us closer to our vision of becoming the gateway to the east in the new, larger Europe. The expansion of the EU will increase our market area from 5.6 to 14.3 million people. We expect higher economic growth in the candidate countries will lead to an increase in travel, and Vienna offers the most East European and international destinations in this region. Over the coming years we expect an increase of 4.6% in the number of passengers, and growth in excess of the European average.



The 109-metre high air traffic control tower for Austro Control.



___Political instability in many regions of the world has made us aware that external factors can have a more frequent and greater impact than in past years. Following weak traffic development during the first months of 2002, we have reduced our capital expenditure program from the planned € 153.2 million to € 79.6 million and will continue to hold our expansion plans as flexible as possible in the future. This is particularly true for the expansion of the VIE-Skylink Terminal, in which we will invest roughly € 414 million by 2008 if there is no negative impact on growth.

___The Non-Aviation Segment is growing in importance for Vienna International Airport. We will therefore invest a total of € 50.3 million in construction of the office park, and € 28.5 million in the air traffic control tower that will be rented to Austro Control. The Air-



Malta Airport is a perfect match to our investment strategy



port Express, a joint venture with the Austrian Federal Railway Corporation, will start operations in December 2003 and not only create a modern traffic link to the city of Vienna but also increase the attractiveness of Vienna International Airport as a business site.

__We set a milestone in our international investment strategy with the acquisition of a holding in Malta. The Malta Mediterranean Link consortium, in which we own 57.1%, holds 40% of the shares in Malta International Airport plc.; the Republic of Malta holds 40% and the remaining 20% are traded over the stock exchange. In addition to this investment, the Flughafen Wien Group was able to conclude a number of technical service agreements with Malta Airport. Operating management in Malta lies in the hands of an experienced former key executive of the Flughafen Wien Group. Our interest in further international projects remains unchanged.

__On 24 April 2003 – the day of the Annual General Meeting – we will implement the provisions of the Austrian Corporate Governance Code.

__With a dividend yield of 6.3% (year-end price), we are one of the top stocks in the ATX. We view the distribution of profit as a responsibility and intend to remain just as attractive for investors in the future.

__We view the development of the 2003 business year with caution. Our traffic forecasts assume an increase of roughly 4% in the number of passengers, a plus of 2% in flight movements, and stagnation in maximum take-off weight (MTOW). This forecast does not include the possible impact of a war in Iraq because the current situation does not allow serious estimates. We will react to any possible negative effects with corresponding measures to reduce costs and adjust our capital expenditure program.

__We would like to express our thanks to our business partners for their confidence as well as our employees, managers and members of the Works' Council for their dedication and efforts both in the past and the future.

Yours sincerely,

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

Management

___The Management Board of Flughafen Wien AG was appointed by the Supervisory Board for a term of office lasting from 1 October 1999 to 30 September 2004. The 17 key managers who report directly to the Management Board include the heads of four business units, three service units, and ten staff departments.

___Implementation of the Company's strategy is subject to regular monitoring as part of a comprehensive system that considers both financial indicators and qualitative factors such as customer and employee satisfaction. It includes a performance-based incentive program for the Management Board and for the first two levels of senior management, which serves to ensure the delivery of strategic goals. The Management Board sets its financial and quality goals in cooperation with the Supervisory Board.

Herbert Kaufmann, Member and Speaker
___Herbert Kaufmann, born 1949, married with two children, worked with various Austrian and international companies while furthering his studies in macroeconomics. In 1975 he joined the Chamber of Labour of the Province of Lower Austria, where he was appointed director in 1985. He has also served as a member of the provincial and federal parliaments. In 1999 he was appointed member and speaker of the Management Board of Flughafen Wien AG where he is responsible for airline and terminal services, the secretariat, communications, land development, strategy and controlling. His primary objective for the coming year is "to direct Vienna International Airport to a position where we will be able to make optimal use of opportunities arising from the eastward expansion of the EU".

Gerhard Schmid, Member
___Gerhard Schmid, born 1957, married with two children, started off his career with Böhler AG (Seibersdorf Research Centre). In 1979 he joined Municipal Department 46 of the City of Vienna, which is responsible for the technical aspects of traffic planning. He was appointed manager of the office of the then Mayor Helmut Zilk in 1987. In 1993 he joined the auditing department of Vienna International Airport, where he became manager in 1995. The former Management Board appointed him as Head of Technical Services in 1997, and two years later he advanced to become a member of the Management Board of Flughafen Wien AG. His responsibilities include handling and airport services, information systems, technical services, quality management, and auditing. He is certain that the "introduction of the Hold Baggage Screening and Baggage Reconciliation Systems will help Vienna International Airport strengthen its position as the safest, fastest and most user-friendly airport in Europe".

Kurt Waniek, Member
___Kurt Waniek, born 1959, married with two children, joined Flughafen Wien AG as assistant to the head of the legal and real estate department in 1985 and assumed responsibility for the legal department within the secretariat in 1988. The then Management Board appointed him to manage the real estate department in 1997. He represented the interests of Vienna International Airport for many years in the ACI Europe Legal Affairs Committee and served as chairman of this organization from 1995 to 1997. He was appointed to the Management Board in October 1999 where he is responsible for consumer services, personnel, finance and investments, and management services. A major part of his activities are directed towards international investors and analysts. One of his major tasks during the coming months will be to "safeguard the high volume of financing required for our investment projects while protecting the earning power of our company for investors".

The Aviation Business

Basics of the airport business

__The key criteria for evaluating Vienna International Airport are also its major revenue drivers: the number of passengers using the airport, flight movements, and maximum take-off weight (MTOW). Aircraft manufacturers determine a maximum allowable take-off weight for each type of aircraft and landing fees are based on this figure. The amount of passengers also has a direct impact on airport revenues through the so-called "duty" that airlines charge each departing passenger. The ideal traffic development for Vienna International Airport is growth in MTOW and passenger volume, coupled with a smaller increase in flight movements. This allows existing runway capacity to be used for a longer period of time.



Passengers

Year	Passengers
2002	11,974,000
2001	11,853,000
2000	11,940,000
1999	11,204,000
1998	10,639,000
1997	9,738,000
1996	9,141,000



Transfer passengers

Year	Transfer passengers
2002	4,180,000
2001	3,760,000
2000	3,352,000
1999	3,066,000
1998	2,783,000
1997	2,067,000
1996	1,765,000



Flight movements

Year	Flight movements
2002	186,800
2001	185,400
2000	186,500
1999	171,700
1998	165,200
1997	156,700
1996	154,900



MTOW in thous. tonnes

Year	MTOW
2002	5,010
2001	5,113
2000	5,350
1999	5,020
1998	4,680
1997	4,460
1996	4,490



Cargo (Air Cargo and Trucking) in tonnes

Year	Cargo
2002	160,026
2001	159,525
2000	180,667
1999	161,238
1998	150,123
1997	148,658
1996	129,873

Success Factors

The basis for lasting growth

FILE NO.
82-3907

Transfer Time

__In international reservation systems, total flight time is the key criteria for ticket sales. After non-stop flights, routes with the lowest connecting time are the most popular. Faster transfers also increase the number of options for connecting flights. Despite increased security measures, transfer time for flights to and from Vienna has remained the lowest in Europe. Short distances between gates and perfect logistics guaranteed by VIE handling services are the main factors for this record time.



Minimum Connecting Time in Europe[1]

Vienna (VIE)	25 min[2]
Munich (MUC)	35 min
Zurich (ZRH)	40 min
Copenhagen (CPH)	45 min
Frankfurt (FRA)	45 min
Amsterdam (AMS)	40-50 min
Brussels (BRU)	40-50 min
Paris (CDG)	45-90 min
London (LHR)	45-90 min

1) Published guaranteed connections; Source: OAG Flight Guide 2) Within the Star Alliance

Higher Percentage of Transfer Passengers

__In 2002 the share of transfers increased to 35% of the total number of passengers. A high share of transfer passengers contributes to higher load factors and to a greater number of destinations served with increased frequency. Thereby we can offer more comprehensive service to more destinations.



Transfer Passengers

	Passengers	Share in %
2002	4,180,000	35.1
2001	3,760,000	31.9
2000	3,352,000	28.4
1999	3,066,000	27.7

If you want to recommend this chapter, see http://vie2002.genesto.com/success

High-Tech Handling

__A particularly important factor for transfer passengers is a baggage handling system that keeps pace with fast connections. Thanks to state-of-the-art technology, Flughafen Wien AG handling services are among the best in the world. Documents are prepared directly at the aircraft, which saves valuable time. Modern equipment guarantees smooth handling and helps avoid delays. In 2002 the reliability of baggage handling at Vienna International Airport remained at a high 99.72%.



Baggage Statistics

Year	Number of items arrival + departure	Peak Days	Number of items arrival + departure
2002[1]	11,322,000		
2001[2]	11,180,000	1 July 2001	51,600
2000	11,215,000	1 July 2000	50,300
1999	10,513,000	4 July 1999	47,500

[1] Thereof VIE Handling market share 91.5% in 2002
[2] Thereof VIE Handling market share 94.7% in 2001

East-West Hub

__After two-digit growth in 2001, travel to Eastern Europe increased by 9.5% during the reporting year. Together with our home carrier, the Austrian Airlines Group, we were able to further expand our position as a key East-West hub. With a total of 37 destinations throughout Eastern Europe, we are one of the leading airports in this region.



Number of Destinations in Eastern Europe

	2002	2001	2000	1999
Vienna (VIE)	37	36	37	37
Frankfurt (FRA)	39	34	35	34
Zurich (ZRH)	23	21	21	22
Budapest (BUD)	15	14	–	–
Prague[1] (PRG)	19	16	–	–

*) Source: OAG Flight Guide, Summer flight Plan 2002

Eastern Expansion of the EU

___The eastern expansion of the EU represents a key growth opportunity for Vienna International Airport. In 2004 the Czech Republic, Slovakia, Slovenia, Hungary and six other countries are scheduled to join this federation. This will add a further 8.7 million to the current 5.6 million potential passengers who can reach Vienna International Airport within two hours. Economic growth rates in these countries are estimated to approach 3.5%, which is double the pace of Western Europe. Economic growth is also expected to trigger increased travel activity in both the business and leisure segments. The EU expansion will support the development of Vienna International Airport as an East-West hub because of our excellent connections to both Western Europe and the Far East.



Vienna at the Heart of Europe

Distance from Vienna to Destinations in Eastern Europe

Budapest	220 km
Bratislava	45 km
Prague	305 km
Ljubljana	396 km

Growth

___The events of 11 September caused serious damage to the international aviation industry. In contrast to our expectations, the number of passengers using Vienna International Airport did not decline by 4% in 2002, but instead rose by 1.0%. For 2003 we expect an increase of roughly 4% in passenger volume and – assuming a stable global economy – average growth of 4.6% for each of the next five years. Based on the planned expansion of the EU, we expect growth to significantly exceed the European average.


Passenger forecast in mill.
30
25
20
15
10
2003 2005 2010 2015 2020



Flight movements forecast in thous.


340
320
300
280
260
240
220
200
180
2003 2005 2010 2015 2020



Development of Peak Hours[1] Flight Movements, Standard Busy Rate (30th hour)

Year	Flight movements	Passengers
Actual 2002	54	3,901
Forecast 2003	55	4,100
Forecast 2004	58	4,400
Forecast 2005	61	4,700
Forecast 2006	62	4,900
Forecast 2007	64	5,100

1) Hour with the most flight movements

___In order to guarantee that our expansion reflects actual demand, our plans incorporate both traffic growth and the development of peak-hour activity. Vienna International Airport currently has a total of 20 pier positions, with an additional 17 scheduled to start operation by 2008.

___Upon the realisation of growth forecasts and based on current technical standards, Vienna International Airport will need to construct another runway by 2010 or 2012, parallel to the two intersecting runways now in operation. We have initiated a mediation process together with neighbouring residents to find a solution that is acceptable to all parties. The solid financial position of Flughafen Wien AG will ensure the necessary long-term funding for these expansion plans. We are actively working, however, to achieve the highest possible degree of acceptance from neighbouring residents and environmental protection organisations.

Rational Expansion

___Together with our architects we have developed VIE-Skylink, a terminal expansion model that provides maximum flexibility and will allow us to match terminal development with actual traffic growth. The new structure will be connected to the existing airport building, which will preserve the intended one-roof strategy. The VIE-Skylink Terminal will provide 13 to 17 (depending on the size of aircraft) flexible parking positions on the new Pier South. The clearly structured building will optimise the complex transfer logistics between Schengen und non-Schengen passengers. Multi-functional piers and short distances for passengers will support the minimum connecting time of only 25 minutes, which is unique across Europe. Together with VIE-Skylink, Vienna International Airport will have sufficient capacity to serve 20 to 22 million passengers per year.



Passengers	2002	2008
Passengers (in mill.)	12	15.5
Capacity		
Check-in counters	84	140
Pier positions	20	37
Baggage conveyor belts	7	10
Shopping space in m^2	5,900	11,000
Gastronomy space in m^2	4,300	7,760



Improved Service Standards

__High service standards are a key factor for the success of our company. For the second year in succession, Vienna International Airport received the "Airport Service Excellence Award" in 2002. This award, which is presented by the journal "Airport World" based on an IATA survey of 93,000 passengers, ranked Vienna International Airport third in the category "airports up to 15 million passengers".

__Ratings in our passenger survey of services and facilities at Vienna International Airport remained constant, ranging from "good" to "very good". The Terminal Performance Index measures satisfaction with orientation in the terminal, cleanliness, security controls, waiting time, information systems, and comfort.



Terminal Performance Index (Rating 1 = Very good, 5 = Very poor)

Period	2002	2001	2000	1999
Terminal Performance Index	**1.38**	**1.35**	**1.35**	**1.43**
Orientation in the terminal	1.35	1.35	1.36	1.44
Cleanliness	1.57	1.53	1.46	1.34
Security controls	1.34	1.37	1.28	1.42
Waiting time	1.40	1.38	1.36	1.53
Check-in agents	1.31	1.27	1.24	1.35
Information	1.33	1.29	1.32	1.42
Comfort	1.27	1.27	1.35	1.47

Source: Quality monitoring departing/arriving passengers

Customer Service

__Another factor in the success of Vienna International Airport is the close cooperation we have with our home carrier, the Austrian Airlines Aviation Group. Major projects such as expansion of the VIE-Skylink Terminal are developed in joint working groups to help meet customer demands in the best possible way.

Punctuality

__According to airline information, each minute of delay costs the carrier an average of € 57. Missed connections and angry passengers damage both the image of the airline and the airport. Vienna International Airport is one of the most punctual in Europe and is rated in the upper one-third of AEA statistics. In spite of stricter security measures, on-time performance rose to 16.5% in 2002.



Delays on inter-European Flights 2002 (AEA)

	in % of departures	in % of arrivals
Vienna (VIE)	16.0	17.2
Frankfurt (FRA)	18.0	21.5
Zurich (ZRH)	18.5	18.6
Munich (MUC)	19.5	16.2
Milan (MXP)	24.8	26.9
European average	19.9	21.6

Delay = planned departure/arrival time exceeded by more than 15 minutes

Security

__The tragic events of 11 September have made security the most important concern for travellers throughout the world – and at Vienna International Airport, we made security a key issue long before this decisive day for international air travel.

__A major success factor in this area is the outstanding teamwork between the organisations operating at Vienna International Airport, in particular the Austrian Federal Ministry of the Interior, the Federal Police Department in Schwechat, the employees of Vienna airport, and its subsidiary VIAS (Vienna International Airport Security Services). Clearly defined duties, non-bureaucratic communications, and the constructive exchange of know-how have proven successful in day-to-day operations. Our experienced employees undergo regular training and have a wide range of expertise that can be of vital importance in case of emergency.

__From a technical standpoint, Vienna International Airport is also one of the leading airports in Europe. The Austrian Federal Ministry of the Interior therefore invited Vienna to conduct the test series for a new hold baggage screening system, which is scheduled to become the international standard in 2003. We will also invest a total of € 18.6 million in the purchase of special x-ray equipment for the detection of explosives and related construction at the airport.

__In 2002 Vienna International Airport also became the first airport in Europe to train dogs for the detection of hidden explosives at hand luggage and passenger control points. Our efforts to guarantee maximum security without reducing passenger comfort have been recognised by a number of international organisations. In January 2002 the European Civil Aviation Conference awarded Vienna International Airport the highest grade of 1.17 (school grading system 1-4) for its security program.



Traffic Development in Malta Flight Movements, Standard Busy Rate (30th hour)

	2002	2001	Change
Passengers	2.66 mill.	2.81 mill.	-5.4%
Flight movements	31,000	32,700	-5.2%
Freight (in tonnes)	13,400	13,000	+3.1%

Know-how Transfer

___In July 2002 Flughafen Wien AG acquired a 40% holding in Malta International Airport (MIA) through the Malta Mediterranean Link Consortium (MML). In late fall the Maltese government offered a further 20% of shares for sale over the stock exchange. Malta International Airport plc has thereby joined Flughafen Wien AG as one of the few publicly traded airports in Europe to have a majority share in private ownership.

___MIA has met all criteria defined by Flughafen Wien AG in its international investment strategy. The airport has substantial opportunities for future growth, which are enhanced by Malta's candidacy for membership in the EU. This project will allow us to transfer expertise and know-how through the appointment of Peter Bolech as CEO, as well as through technical service agreements in the areas of strategic planning, retail business, personnel development, capacity management, and airport and aviation marketing. Key employees of Flughafen Wien AG are regularly on-site in Malta, where they contribute their years of experience in the aviation business. The information and impressions they bring back to Vienna will provide us with valuable input for our future growth.

Flughafen Wien Shares

Flughafen Wien outperforms the market

FILE NO.
82-3907



___Early forecasts assumed the global economy would rally during 2002, but events proved the downturn had not yet reached its low point. As a consequence, the decline that began on international stock markets in spring 2000 continued throughout the reporting year. Even repeated interest rate cuts by central banks – the US Federal Reserve lowered prime rates from 1.75 to 1.25% and the ECB from 3.25 to 2.75% – were unable to lift the mood on capital markets. The negative climate created by these developments was compounded by accounting scandals and profit warnings as well as political tensions in Middle East.

___In a year-to-year comparison, nearly all key indexes showed declines: the Dow Jones lost 17.8% and the DAX more than 43%. The Vienna Stock Exchange was able to resist this trend and end the year with an increase of 0.85%.

___After a difficult year for the aviation industry in 2001, Flughafen Wien shares made an outstanding recovery in 2002. The stock price followed the Austrian Traded Index (ATX) and declined slightly during the third quarter, but closed the year with an increase of more than 6%. This growth outpaced aviation industry stocks as well as the ATX. We see this development as a confirmation of our open communications policy towards shareholders and, in addition to steady high earnings per share of € 3.35 and a dividend yield of 6.25% (based on year-end price), also as an important contribution to long-term growth. We cordially invite you to be part of the "Vienna International Airport" success story.

Ticker Symbols

Reuters	VIEV.VI
Bloomberg	FLUG AV
Datastream	O:FLU
ÖKB-WKN	091180
ISIN	AT000 091180 5
ÖTOB	FLU
ADR	VIAAY



Shareholder Structure as of 31 December 2002


City of Vienna
20%
Province of Lower Austria
20%
Employee Foundation
10%
Free Float
50%

Stock Market Listings

___The VIE share has traded on the Vienna Stock Exchange since 1992. The Company's share capital, which totals € 152,670,000, has been divided into 21,000,000 registered common shares since November 2000. These shares are traded over-the-counter on the Vienna Stock Exchange, and are base values in both the ATX Prime and Austrian Futures and Options Exchange. VIE shares are also traded over-the-counter on exchanges in Berlin, Munich, Stuttgart, Frankfurt and Hamburg. In addition, the stock has traded internationally in London's SEAQ over-the-counter market since October 1994. In December 1994 an ADR Program was established in the USA, whereby one share of Flughafen Wien stock corresponds to four American Depository Receipts.

Stock Market Turnover

___In 2002 the stock market turnover of Flughafen Wien shares totalled € 361 million (2001: € 556 mill.). On the Austrian Futures and Options Exchange (ÖTOB) 63,365 (2001: 28,799) contracts were traded, ranking our shares sixth according to trading volume (2001: 13th). With a weighting of 4.7% in the ATX Prime Market at the end of the reporting year, Flughafen Wien shares hold rank 10 among the 39 Prime Market stocks.

The VIE Share
Indexed (1.1.2002 = 100) and in Euro


Flughafen Wien
ATX
130
125
120
115
110
105
100
95
90
85
80
€ 39
€ 37.5
€ 36
€ 34.5
€ 33
€ 31.5
€ 30
€ 28.5
€ 27
€ 25.5
37.9
29.4
Oct. '01
Nov. '01
Dec. '01
Jan. '02
Feb. '02
Mar '02
Apr. '02
May '02
June '02
July '02
Aug. '02
Sep. '02
Oct. '02
Nov. '02
Dec. '02
Jan. '03
Feb. '03

Information on Flughafen Wien Shares

	2002	2001	2000
Share capital	€ 152.67 mill.	€ 152.67 mill.	€ 152.67 mill.
Number of shares	21 mill.	21 mill.	21 mill.
Share price on 31.12	€ 32.0	€ 30.0	€ 40.3
Annual high	€ 37.9	€ 40.97	€ 43.9
Annual low	€ 29.42	€ 25.76	€ 34.0
Earnings per share	€ 3.35	€ 3.16	€ 3.5
P/E ratio*)	9.6	9.5	11.6
P/CF*)	5.6	6.4	8.4
Dividend yield*)	6.3	6.3	5.2
Pay-out ratio	59.8%	60.2%	60.3%

*) Price at year-end

Investor Relations

___Especially in times of uncertainty and waning confidence in the international capital markets, we believe it is our obligation to maintain an active information policy and provide institutional investors and private shareholders with the greatest possible transparency and information in our reporting. Flughafen Wien AG provides the financial community with extensive quarterly reports, regular presentations of results to analysts and institutional investors, and participates in national and international investor conferences.

___The interest of well-known investment banks and brokerage houses in Flughafen Wien AG is also reflected in numerous analyst reports: ___Bank Austria-Creditanstalt, Vienna ___HSBC, London ___Cazenove & Co. Ltd., London HVB, Munich ___Credit Suisse First Boston, London ___Morgan Stanley Dean Witter, London ___Dresdner Kleinwort Wasserstein, London ___Merrill Lynch, London ___Deutsche Bank, London ___Raiffeisen Centrobank, Vienna ___ERSTE Bank, Vienna ___SchroderSalomonSmithBarney, London

___Private shareholders of Flughafen Wien AG had an opportunity to visit Vienna International Airport on two days in June 2002. We also view our participation in the annual "Gewinnmesse", the most important trade fair for private investors in Austria, as a further opportunity to guarantee the steady flow of information.



Financial Calender 2003

Annual General Meeting	24 April 2003
Ex-Dividend Day	29 April 2003
Payment date	06 May 2003
First Quarter Results 2003	15 May 2003
Interim Financial Statements 2003	28 August 2003
Third Quarter Results 2003	13 November 2003

___For additional information from Investor Relations please contact:
Robert Dusek: Tel.: +43 1 7007 23126
e-mail: r.dusek@viennaairport.com or investorrelations@viennaairport.com

___We also invite all shareholders to visit our Internet Homepage at **www.viennaairport.com** where you can also find the interactive, award-winning online version of our annual and quarterly reports.

Recommendation for the Distribution of Profit

___The 2002 Business Year closed with a distributable profit of € 42,008,707.66. The Management Board of Flughafen Wien AG recommends payment of a dividend of € 2.00 per share from 2002 profit, for a total distribution of € 42,000,000.-- , and the carrying forward of the remaining € 8,707.66.

Schwechat, April 2003

The Management Board

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

Corporate Governance

Compliance with Corporate Governance Code

___We support the Corporate Governance Code, and have introduced measures to ensure compliance with all regulations as of April 24, 2003. It should be noted that the management of Flughafen Wien AG has already implemented a large number of these requirements, in particular regarding the cooperation between the Management Board and the Supervisory Board and its various committees.

Cooperation between Management Board and Supervisory Board

___During a normal business year the Supervisory Board holds six meetings, and there are regular steering committee meetings. In addition, the Supervisory Board convenes special meetings to discuss strategic issues and major projects. Management meets regularly and with the steering committee of the Supervisory Board to discuss topics of strategic importance. All members of the Supervisory Board receive the Vienna International Airport press review daily via e-mail.

___On 24 May 2002 Flughafen Wien AG issued a policy statement implementing the full compliance guidelines in accordance with the Issuer Compliance Directive.

___Members of the Supervisory Board receive remuneration of € 220 per meeting plus an annual payment of € 4,000. The chairman receives € 8,000 and the two vice-chairmen € 6,000.

Flughafen Wien Shares

___Changes in the shareholder structure are announced in accordance with the Austrian Stock Exchange Act, if and when they exceed the limits set forth in this regulation.

___Shares in Flughafen Wien AG are exclusively registered common shares. We are only aware of one syndication agreement between the City of Vienna and the Province of Lower Austria.

Status Report

The Business Environment

Decline in European air traffic after 11 September –
Vienna International Airport one of the few exceptions


Vienna International Airport

__A decisive factor for the success of an airport is growth in the aviation industry. General economic conditions also play an important role in the development of turnover through their influence on purchasing power, consumer behaviour, and travel habits.

The Economy and Industry

__Economic growth in Austria was limited to 0.9% in 2002, and fell below the OECD average of 1.3%. The tourism branch showed positive development, however. Total overnight stays rose by 1.4% to roughly 116.8 million, nearly reaching the 1995 level (2001: 117.1 mill.). The number of foreign visitors increased by 2.5% to 85.8 million, while the number of Austrian tourists declined by 1.4% to 31.0 million.

__At the centre of political discussions was the conclusion of negotiations between the EU and ten candidate countries in December 2002 (Estonia, Latvia, Lithuania, Poland, Slovakia, Malta, Cyprus, Slovenia, the Czech Republic and Hungary). In contrast to the slow recovery characteristic of the global economy, these countries realised dynamic growth of 3 to 5% for the past year.

__At the summit meeting in Copenhagen, the heads of state of the 15 EU member countries resolved the Union's largest expansion to-date by approving the addition of these ten candidates by May 2004. For Vienna International Airport this represents a further milestone in the complete integration of Eastern Europe into the EU, which will end for us with the fall of the Schengen border at a later date. The expansion of the EU will decisively increase our market from the current level of 5.6 million to 14.3 million people. Vienna International Airport will have the largest number of international and East European destinations in this region, which will further expand our role as a major East-West hub.

The Development of Air Traffic in Europe and Austria

__During the past year, air traffic in Europe continued to suffer from the massive after-effects of the tragic events of 11 September. Flight movements at the major European airports decreased by an average of 3.3%, and the number of passengers by 1.5%. For 2002 the Association of German Commercial Airports reported a 2.8% drop in passengers at German airports. Even the rapidly expanding Munich Airport recorded a slight decline of 0.2%.

__Exceptions in Europe were the London Airports with passenger growth of 3.2%, Prague with 3.5%, Copenhagen with 0.9% and Vienna with 1%. Business in Zurich was particularly negative with a minus of 15.3% due to the Swissair insolvency.

__The development of traffic in Vienna was substantially better with increases of 1% in the number of passengers and 0.7% in flight movements. Cargo volume rose by 0.3%.



Airport	Passengers in mill.	Change vs. 2001 in %	Flight Movements	Change vs. 2001 in %
Vienna	11.97	+1.0	186,782	+0.7
Munich	23.16	-0.2	320,321	+3.2
Zurich	17.76	-15.3	255,695	-8.4
Frankfurt	48.45	-0.2	442,347	+0.5
Copenhagen	18.20	+0.9	262,462	-7.6
London Airports[1]	109.02	+3.2	849,530	-0.7
Budapest	4.47	-2.5	77,941	-4.0
Prague	6.31	+3.5	103,904	+6.5

[1] London Heathrow, Gatwick, Stansted

Development of the Austrian Airlines Group

___In this difficult year for international airlines, the Austrian Airlines Group (Austrian Airlines, Lauda Air, Tyrolean Airways) was able to note record growth of 3.3% in the number of passengers. Scheduled flights carried roughly 7.3 million passengers, for an increase of +1.2%. In the charter segment the number of passengers totalled 1.6 million, which represents a plus of +14%. Seat occupancy rose by 2.4 percentage points to 72.6%.

Turnover

Slight decline in Airport and Handling, continued growth in Non-Aviation


FILE NO.
82-3907

___Turnover recorded by the Flughafen Wien Group declined by 0.5% to € 318.4 million for the reporting year. Despite a slight decrease of 0.3%, the Airport Segment remained the largest business unit with revenue of € 135.8 million. Turnover in this segment is primarily a function of the various airport tariffs (for landing, passengers, and infrastructure). Revenue in the Airport Segment is determined chiefly by the development of traffic: +1% in the number of passengers, +0.7% in flight movements, and -2% for maximum take-off weight, which forms the basis for landing tariffs. The 3% reduction in the landing tariffs, reductions for new long-haul flights and destinations in Eastern Europe as well as the introduction of new frequencies in these growth regions had a positive effect on turnover. This attractive tariff model enabled us to win Malaysia Airlines and other airlines as new customers, and we were also able to add 11 new destinations and 41 new frequencies to our key strategic markets.

___The Handling Segment, which generated 33.1% of Group turnover in 2002, recorded a 5.1% drop in revenues to € 105.3 million. This situation resulted primarily from traffic development and increased pressure on prices due to competition from the second ground handling agent.

___The Non-Aviation Segment recorded an increase of 3.6%, and generated 23.6% of Group turnover in 2002. This growth was supported by increased demand for security services (+24.2%), higher income from shops and gastronomy (5.4%), and the rental of newly completed facilities in the "Cargo North" area to UPS and TNT.

___Turnover not allocated to the individual business segments rose to € 1.9 million, and includes income from consulting services, visitor services, and film shootings.

___Business in the Airport and Handling Segments is subject to seasonal fluctuations, which are dependent on the tourism branch. Due to the high contribution of both segments to Group turnover, the third quarter of the year traditionally shows the highest revenue.

Annual Turnover by Quarter

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
in %	22.2	25.9	27.4	24.5

Development of Turnover in € mill.

Airport

Year	Value
2002	135.8
2001	136.2
2000	137.4

Handling

Year	Value
2002	105.3
2001	111.0
2000	117.9

Non-Aviation

Year	Value
2002	75.3
2001	72.7
2000	71.7

Group Turnover

Year	Value
2002	318.4
2001	320.1
2000	327.4

Not allocated

Year	Value
2002	1.9
2001	0.3
2000	0.4

Turnover by Segment 2002


Handling
33.1%
Non-Aviation
23.6%
Airport
42.7%
Not allocated
0.6%

Earnings

Favourable traffic development and non-recurring item support earnings growth


FILE NO.
82-3907



__Earnings recorded by the Flughafen Wien Group for 2002 show considerable improvement over the prior year. Earnings before interest and tax (EBIT) increased by 13.9% to € 97.1 million, profit before tax (EBT) by 8.9% to € 105.6 million, and profit for the year by 6.1% to € 70.3 million. This development was supported by an increase in traffic and non-recurring income of € 19.9 million, which resulted from the settlement of pension claims and related partial reversal of provisions.

__The Airport Segment generated the largest share of Group EBIT at € 61.2 million, followed by the Non-Aviation Segment with 33.1 million, and the Handling Segment with € 22.5 million.

__Operating costs fell by 5.0% to € 231.3 million, although the cost of materials and services rose by 9.4% to € 19.2 million. These expenses include supplies for airport operations (+1.0% to € 9.8 mill.), electricity and heating (+3.9% to € 7.3 mill.), and outside services that are charged out to customers (+161.8% to € 2.1 mill.)

__Personnel expenses decreased by 13.9% to € 120.3 million, primarily due to the reversal of € 19.9 million in pension provisions covering 588 employees. This non-recurring item was distributed among the individual segments as follows: € 3.5 million in the Airport Segment, € 9.3 million in the Handling Segment, and € 4.9 million in the Non-Aviation Segment. A remainder of € 2.2 million could not be allocated to these three business units. The number of employees declined by 0.5% to 2,612, and productivity rose by 3.2%. The new collective bargaining agreements led to an increase of 2.5% in base salaries and wages. The provision for restructuring, which will be used to implement a new collective bargaining agreement, increased by € 1 million during the reporting year. Of this provision, € 1.4 million was used in 2002.

__Higher capital expenditure in year-to-year comparison, in particular due to construction of the Cargo North facility and enlargement of the aprons, led to an increase of 3.9% in depreciation and amortization to € 42.8 million. Other operating expenses increased by 9.1% to € 49.1 million. Marketing expenses included in this category doubled to € 10.3 million, and are directed toward safeguarding the strong position of Vienna International Airport as an East-West hub. Maintenance costs rose by 13.9% to € 14.3 million, and insurance premiums by € 0.3 million. The enormous premium increases that followed 11 September had only a minor impact on Flughafen Wien AG, because a liability insurance policy remained in effect through the end of December 2002.

__Financial results declined by 27.3% to € 8.5 million. Higher capital expenditure and the acquisition of a holding in Malta International Airport plc led to a decline in deposits and interest income. Financial results also declined following a write-down of € 1.6 million to the investment in Flughafen Wien / Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H.

__Profit before tax (EBT) rose by 8.9% to € 105.6 million. At 33.4%, the tax rate lies slightly above the prior year level of 31.5%. Tax-exempt income from holdings and the use of investment allowances reduced taxes below the Austrian corporation tax rate of 34%. Net profit increased by 6.1% to € 70.3 million for the reporting year. Earnings per share rose to € 3.4 (2001: € 3.2).

VIE Vienna International Airport

Annual Report 2002

FILE NO. 82-3907

Value Added in € mill.

	2002	2001	2000
Source			
Operating income	328.4	328.7	334.4
Less cost of goods and services	-102.1	-91.6	-98.2
Value Added	**226.3**	**237.1**	**236.2**
Use			
Employees	117.3	136.5	130.4
Shareholders	42.0	39.9	44.1
Company	28.3	26.4	29.0
Creditors (interest)	0.2	0.1	0.1
Public authorities (taxes)	38.4	34.1	32.6
Minority interests	0.0	0.1	0.0
Value Added	**226.3**	**237.1**	**236.2**

Income Statement, Summary in € mill.

	2002	2001	2000	Airport	Handling	Non-Aviation
Operating income	328.4	328.7	334.4	161.4	111.9	124.0
Operating costs	231.3	243.5	241.3	100.2	89.4	90.9
EBIT	97.1	85.2	93.1	61.2	22.5	33.1
Financial results	8.5	11.7	9.5			
EBT	105.6	96.9	102.6			
Taxes	35.3	30.6	29.5			
Net profit	70.3	66.3	73.1			

Key Indicators in %

	2002	2001	2000
EBIT margin	29.6	25.9	27.9
EBITDA margin	42.6	38.5	41.1
ROE	12.9	12.7	13.5
ROCE	14.7	13.4	14.8
ROS	30.5	26.6	28.4

Financial, Asset and Capital Structure

Strengthening of equity ratio and improvement in operating cash flow



Assets

__Non-current assets increased by 10.4% to € 599.0 million during the reporting year (2001: € 542.8 mill.) and rose as a component of total assets by 5.4 percentage points to 76.9%. This development was supported by a 29.9% rise in capital expenditure and increase in financial assets following the acquisition of a holding in Malta International Airport plc. (€ 25.8 mill.). Deferred tax assets decreased by € 10.0 million to € 16.8 million as a result of tax benefits associated with the employee fund and the reversal or use of pension accruals.

__Financing for investments and the distribution of dividends led to a decrease of € 33.2 million in cash and cash equivalents to € 139.2 million. Current assets declined by 5.4 percentage points to 23.1%, and totalled € 180.3 million.

Equity and Liabilities

__The addition of € 26.4 million in retained earnings from the prior year led to an increase of 5.2% in equity to € 559.9 million. As a result, the equity ratio rose from 70.1% to 71.8%. The unfavourable climate on stock markets triggered a drop in the revaluation reserve, and resulted in a decrease of € 3.3 million in reserves.

__Non-current liabilities declined as a percentage of the balance sheet total by 20.4% to € 103.2 million. This decrease was chiefly the result of a € 33.9 million reduction in the pension provisions following settlement agreements with employees.

__Current liabilities rose by 18.9% to € 116.1 million, following an increase in outstanding invoices for services, an increase in trade payables, and the creation of provisions for re-organisation and taxes. This item also includes a commitment to provide a shareholder contribution of € 8.8 million to the City Air Terminal Betriebsges.m.b.H. (CAT) joint venture.

Cash Flow

__Net cash flow from operating activities rose by 23.0% to € 120.9 million (2001: € 98.3 mill.) as a result of increased profit before tax.

__Higher capital expenditure and the investment in Malta International Airport plc increased net cash outflows from investing activities by 93.2% to € 110.9 million.

__Cash outflows from financing activities remained relatively stable at € 41.2 million.

__Non-cash changes of € -31.2 million to cash and cash equivalents and a decrease of € -2.1 million in the revaluation reserve led to a decline in cash and cash equivalents to € 139.2 million as of year-end (2001: € 172.4 mill.).

Assets

Balance Sheet Total 2002
€ 779.3 mill.

Balance Sheet Total 2001
€ 759.9 mill.

Equity and Liabilities

Balance Sheet Total 2002
€ 779.3 mill.

Balance Sheet Total 2001
€ 759.9 mill.


100%
in € mill.
50%
0%
Current assets: 180.3
Non-current assets: 599.0
Thereof liquid funds: 139.2
Current assets: 217.2
Non-current assets: 542.8
Thereof liquid funds: 172.4
Non-current liabilities: 103.2
Equity: 559.9
Current liabilities: 116.1
Non-current liabilities: 129,7
Equity: 532.4
Current liabilities: 97,7
2002
2001
2002
2001

Cash Flow Summary in € mill.

	2002	2001	2000
CF from operating activities	120.9	98.3	100.9
CF from investing activities	-110.9	-57.4	-26.7
CF from financing activities	-41.2	-43.4	-124.4
Change in cash and cash equivalents	-33.2	-7.9	-54.7
Cash and cash equivalents at end of period	139.2	172.4	180.2

Financial Indicators in %

	2002	2001	2000
Non-current assets/Balance sheet total	74.7	67.9	66.8
Asset coverage	113.9	128.3	131.7
Equity ratio	71.8	70.1	68.5
Gearing	-24.3	-31.6	-34.4
Working capital in € mill.	-71.9	-48.6	-49.4
WACC	8.0	8.1	8.6

Corporate Spending

Investments remain below forecast despite acquisition of interest in Malta Airport



FILE NO.
82-3907



___Investments in tangible and intangible assets increased by € 18.3 million to € 79.6 million, and remained significantly below the forecasted level of € 153.2 million. Low-priority projects were postponed following a decline in the number of passengers during the first five months of 2002.

___Major projects during the reporting year focused on the enlargement of the west and northeast aprons at a cost of € 25.1 million, planning for the VIE-Skylink Terminal at € 6.4 million, and construction of the Cargo North facility for € 10.1 million.

___Of major strategic importance was the € 25.8 million increase in financial assets to include a holding in Malta International Airport plc. Together with two other consortium partners we acquired 40% of the shares in this company during July 2002. Flughafen Wien AG holds 57.1% of the shares in Malta Mediterranean Link Consortium Ltd. and thereby indirectly owns 22.8% of Malta International Airport plc.

Investments by Segment
(Tangible and Intangible Assets)



Handling
5%
Non-Aviation
31%
Airport
64%

Investments and Financing in € mill.

	2002	2001	2000
Intangible assets	2.3	1.0	0.5
Capital expenditure	77.3	60.3	28.0
Financial assets	34.3	6.5	1.1
Total	113.9	67.8	29.7
CF from operating activities	120.9	98.3	100.9
Investments	113.9	67.8	29.7
Amortisation and depreciation	42.8	41.2	44.4



Future Development Risks

Fast and flexible strategies and operating measures safeguard our position

War in Iraq

___The direct impact of an Iraq war on international aviation and Vienna International Airport would depend on the duration and severity of the conflict. Scenarios range from a short interruption in growth to a long-term depression in air travel. We were able to master the dramatic effects of 11 September because our cost and fee structures and capital expenditure planning are flexible. This will also enable us to react to future conflicts in an appropriate manner.

Terrorist attacks

___Preventive measures were developed and introduced after 11 September in close cooperation with the Austrian Federal Ministry of the Interior and federal police in Schwechat, and remain in operation to-date. Vienna was the first airport in Europe to train dogs and handlers to control passengers and detect explosives prior to boarding on selected flights. We began to implement the intensified security procedures called for by the EU on a step-by-step basis in January 2002. The most important measures include 100% control of checked baggage, cargo holds, mail, and express packages. We also conduct special training programmes for employees in all business units to underscore the importance of safety and security.

Securing our position as the most important East-West hub in Europe

___Over the past two years we have been able to significantly expand the position of Vienna International Airport as the key hub to Eastern Europe. This position is supported by two-digit growth in these markets and the fact that Vienna is one of the leading providers of destinations to Eastern Europe – including a range of exclusive secondary destinations. During the reporting year we spent a total of € 5.0 million on promotion activities for these markets to advertise Vienna as an East-West hub.

Development of our home carrier

___In the past year, our home carrier demonstrated significant improvement. We are convinced that measures introduced by management will help guarantee the future of Austrian Airlines as a successful, independent company.

Risk management

___We use an analysis and evaluation process to monitor strategic projects and assess risk in the pre-project stage. For this purpose we have developed a multi-dimensional scoring model to systematically quantify risk. Results are presented in the form of a risk profile, which forms an integral component of decision-making. Risk prevention measures are derived from the results of these analyses, and monitored as a key part of project controlling.

Financial risks

___The solid results recorded in recent years have generated cash and cash equivalents of € 139.2 million for Flughafen Wien AG. The Company has no appreciable debt, and is able to finance projects internally and/or with outside capital with no material weakening of earnings. Previous policies to utilise pure equity financing and develop a stable liquidity base provide the security to master crisis situations.

Insurance

___We carry business interruption insurance that covers both liability and the consequences of major incidents (e.g. fire), even if operations should cease for a longer period of time. The situation, especially in the reinsurance sector, for insurance against war and terrorist attacks remains extremely strained. Premiums are exorbitant and exceed previous costs by a substantial amount. Nevertheless, Vienna International Airport maintains sufficient insurance coverage and undertakes all possible measures to avoid risk in order to minimise premiums.

Outlook

Flexible expansion plans, major potential in Eastern Europe



___The Austrian economic research institute WIFO predicts economic growth of 1.7% for 2003, and comparable development for the following years. This economic recovery should also have a positive effect on the development of traffic at Vienna International Airport. Moreover, we expect added impulses from the coming expansion of the EU. Economic forecasts for the candidate countries exceed the EU average, and indicate higher travel activity. Growth in this area will support the development of business at Vienna International Airport because of the high number of Eastern Europe destinations we offer. In the coming years we therefore expect an average increase of 4.6% in the number of passengers and a growth rate clear above European statistics.

___For the current business year we forecast an increase of more than 4% in the number of passengers, 2% growth in flight movements, and stagnation in maximum take-off weight.

___This forecast does not consider the impact of a possible war in Iraq. We would react to any negative results of this conflict with a partial cutback in capital expenditure and cost reduction programmes in the operating units.

___If our traffic forecasts are confirmed, we will invest a total of € 414 million in the terminal expansion by 2008. This year seven bus gates will be completed at a cost of € 10.6 million. Projects also include the start of construction on a new air traffic control tower for Austro Control (total investment: € 28.5 mill.) and an office park with 26,000 m² of space (investment volume: € 50.3 mill.). The Airport Express – a joint venture between Flughafen Wien AG (50.1%) and the Austrian Federal Railway Corporation – will start operations in December 2003. The share of Flughafen Wien AG in this capital expenditure totals € 9 million.

___We will continue to monitor the development of personnel expenses closely. Decisive steps have already been taken to provide relief, including the settlement of pension claims for 588 employees and changeover to a contribution-based pension fund with no additional payment commitments. In the coming years a new collective bargaining agreement and other restructuring measures will help minimise the increase in personnel expenses. We will also continue to examine and improve work processes together with involved employees, in order to increase productivity and customer satisfaction.

Subsequent events

___The development of traffic during the first two months of 2003 surpassed expectations with a plus of 11.9% in the number of passengers (transfers: +19.9%), 7.5% in flight movements, and 11.6% in maximum take-off weight. This growth was supported by good passenger acceptance of low-cost carriers.

___The letter of intent for privatisation of the Berlin airports expired on 7 February 2003 and was not renewed as of this copy deadline. At the present time, it does not appear likely that the project will be realised. Therefore, our investment of € 1.6 million was written off in the financial statements for 2002.

___We have withdrawn completely from the project to construct a greenfield airport in the Spanish city of Ciudad Real. At an annual general meeting of Ciudad Real Aeropuertos, S.L., our co-shareholders authorised the purchase of shares belonging to VIE España at nominal value.

Schwechat, 25 February 2003

The Management Board

Herbert Kaufmann
Member of the Board
and Speaker

Gerhard Schmid
Member of the Board

Kurt Waniek
Member of the Board

Segments of Business in Detail

The Airport Segment

Strong growth in transfers and travel to Eastern Europe and the Far East support traffic development

Key Data on the Airport Segment in € mill., except employees

	2002	2001	2000
Turnover	135.8	136.2	137.4
Capital expenditure	50.6	32.6	17.1
Depreciation	25.5	24.9	29.4
Employees	336	342	331
Allocated assets	385.0	356.7	352.3
Operating profit	61.2	66.1	68.1
EBIT margin	37.9%	40.0%	40.2%

__The Airport Segment covers the operation of the terminal, aprons and all facilities involved with passenger and baggage handling. Flight operations, fire department, medical facilities, access control and winter services are also the responsibility of this business unit, as are the support of existing airlines and acquisition of new customers. A major duty is to guarantee runway and terminal capacity over the medium and long-term. In summary, the Airport Segment comprises the classic range of services provided by an airport operator.

Developments in 2002

__The aftermath of the tragic events of 11 September continued to influence the development of business in the Airport Segment, but traffic growth nevertheless surpassed expectations in 2002. Instead of the forecasted 4% decline in the number of passengers, Vienna International Airport recorded an increase of 1%. This development was supported by a rise in transfers (+11.2%), and travel to Eastern Europe (+9.5%) and the Far East (+17%).

__The Airport Segment generated turnover of € 135.8 million with 336 employees in 2002, which represents a decrease of 0.3% compared to the prior year. The non-recurring partial reversal of provisions for pensions led to a 12.4% decline in personnel expenses. In spite of higher costs for marketing and the mediation process, other operating expenses rose by only 7.3% because of strict cost management. Operating profit in the Airport Segment decreased by 7.5% to € 61.2 million, and the EBIT margin reached 37.9%.

Traffic development in detail

__The year 2002 opened with a minus of 7.1% in the number of passengers in January and closed with a plus of 16.1% in December. The number of passengers declined in February (-5.6%), March (-2.5%), April (-5.3%), and May (-2.2%). June brought an increase of 0.5%, but negative results were again recorded in July (-2.9%) and August (-3.4%) because of a general slowdown in tourism. The upward trend that began in September (+2.7%) continued through the fourth quarter of the year, with increases recorded in October (+14.7%), November (+12.8%) and December (+16.1%). This strong growth during the last three months of 2002 was able to counteract the declines recorded during the first three quarters, and make Vienna International Airport one of the few European airports to record an increase in passengers for the year. Flight movements rose by 0.7%, while maximum take-off weight (MTOW) declined by 2%. With growth of 11.2% in transfers and 9.5% in traffic to Eastern Europe, we were able to further expand our strong position as the leading East-West hub and our growing importance as a West-Far East hub. The share of transfer passengers increased from 31.9 in 2001 to 35.1% for the reporting year. Additional frequencies to the Far East brought us a plus of 17% in this region. During the reporting year, 55 airlines offered scheduled flights from Vienna to a total of 128 destinations.

___Our new airline customers Germanwings and Air Berlin have been successful in establishing good market positions with excellent seat occupancy rates. Vienna International Airport provides an ideal operating environment for their rotation schedules with short turnaround times and on time, efficient handling. In addition Vienna is also an attractive incoming destination.

Security Level 2

___After the tragic events of 11 September, the Federal Ministry of the Interior ordered the implementation of Security Level 2 at Vienna International Airport; this regulation remained in force throughout the reporting year. Close cooperation with government agencies has enabled us to establish high security standards without causing inconvenience for employees or passengers. As the first airport in Europe, we have trained dogs to check passengers for hidden explosives before boarding on selected flights.

Marketing activities

___After Vienna International Airport reduced landing tariffs for long-haul flights in November 2001, we announced an incentive package for all airlines in spring 2002. This programme reduces landing tariffs for new frequencies as well as destinations in Eastern Europe and on long-haul routes by 60 to 80% during the first year. During the reporting year we also promoted the Vienna hub with a classical international advertising campaign and marketing activities in the neighbouring countries of Eastern Europe.

Investments

___Major projects in the Airport Segment during the reporting year focused on the enlargement of the west apron and planning for the northeast apron at a total cost of € 25.1 million. New taxiways and additional parking positions for aircraft were also created. Other investments included € 6.4 of planning costs for the VIE-Skylink Terminal, € 2.3 million for the construction of new bus gates, and € 4.8 million for the acquisition of real estate. New fire trucks were purchased at a cost of € 1.4 million.

Outlook

___For the current business year we predict an increase of slightly more than 4% in the number of passengers, 2% in flight movements, and stagnation in maximum take-off weight (MTOW). This forecast does not include the impact of a possible war in Iraq. We are prepared to react to any unforeseen events with a cost savings programme and investment stop on appropriate projects. Following a 3% tariff reduction in November 2001 and implementation of an attractive incentive model for long-haul and East European destinations in spring 2002, we increased landing, parking and infrastructure tariffs between 0.85 and 1.4% as of 1 January 2003 in accordance with the formula approved by the Austrian Ministry of Transportation up to 2006. The passenger tariff was also increased by € 2.15 per departing passenger because of higher costs resulting from 11 September (in particular for insurance) and introduction of the Baggage Reconciliation System (BRS).

___The BRS is designed to enable tracing and matching of baggage for all flights and prevent false loading, and thereby lead to a reduction in damage costs. The faster location of baggage will also help to reduce and avoid delays. The BRS has helped us maintain Minimum Connecting Time of 25 minutes in spite of an increase in the number of passengers.

Development of Traffic

Flights Movements

Year	Value
2002	186,800 / +0.7%
2001	185,400
2000	186,500

MTOW in tonnes

Year	Value
2002	5,010,000 / -2%
2001	5,113,000
2000	5,350,000

Passengers

Year	Value
2002	11,974,000 / +1.0%
2001	11,853,000
2000	11,940,000

Air Cargo in tonnes

Year	Value
2002	113,600 / +2.4%
2001	111,000
2000	126,800

Classification of Turnover in the Airport Segment


Other
13%
Landing tariff
42%
Infrastructure tariff
10%
Passenger tariff
35%



Number of Passengers by Airline

	2002	in %
AUA	4,624,921	38.6
Tyrolean Airways	1,980,542	16.5
Lauda Air	1,135,118	9.5
Deutsche Lufthansa	694,127	5.8
Swiss	319,932	2.7
British Airways	319,036	2.7
Air France	283,716	2.4
Aero Lloyd	243,722	2.0
KLM	235,760	2.0
Turkish Airlines	181,034	1.5

The Handling Segment

Increased pressure on prices leads to slight decline in turnover, EBIT margin improves

Key Data on the Handling Segment in € mill., except employees

	2002	2001	2000
Turnover	105.3	111.0	117.9
Capital expenditure	4.2	10.2	3.8
Depreciation	5.0	4.5	3.6
Employees	1,340	1,340	1,383
Allocated assets	28.9	27.7	23.7
Operating profit	22.5	21.8	23.3
EBIT margin	20.1%	18.7%	18.9%

___The Handling Segment comprises a wide range of services for scheduled, charter and general aviation flights. These services include the loading and unloading of aircraft, transportation of passengers and crews, catering transport, cabin cleaning, towing and de-icing of aircraft, preparation of flight documents including security and management services, cargo handling and trucking, management of the import warehouse as well as private aircraft handling, fuelling and parking of general aviation aircraft. General aviation services are provided by Vienna Aircraft Handling GmbH, a subsidiary allocated to this segment.

___The Handling Segment regards itself as a professional and profit-oriented supplier of ground and cargo handling services at Vienna International Airport. Qualified personnel, optimised workflows, and innovative technical solutions guarantee high quality and transfer times that are among the shortest in Europe.

Developments in 2002

___With an average share of 93.1%, the Handling Segment was able to maintain an excellent position in this liberalised market following the start of operations by VAS Bodenverkehrsdienste GmbH. However, the financial difficulties encountered by many airlines presented a range of new challenges.

___Against the backdrop of a difficult operating environment we were able to conclude a new handling contract with the Austrian Airlines Group, which is valid through the end of 2006. Swiss, TNT and Aer Lingus have also selected us to provide ground handling services, as have the low-cost carriers Germanwings and Air Berlin, which added Vienna to their schedules in fall 2002. All our handling contracts were concluded after enactment of the new ground handling law, which demonstrates our success in mastering this liberalisation.

___Pressure on prices through increased competition, stagnation in flight movements, and the trend towards smaller aircraft led to a 5.1% decline in turnover to € 105.3 million. The Handling Segment generated 33.1% of Group turnover with 1,340 employees during the reporting year. During the first quarter of 2002, the after-effects of 11 September were still highly perceptible. The market began a cautious recovery at mid-year, with the Austrian Airlines Group showing good development. Moreover, we were able to regain airlines such as EL-AL and Malaysia Airlines not only for Vienna International Airport but also as handling customers. Positive impulses came from freight integrators, SAS and EVA Air as well as from new airlines such as Aer Lingus, Germanwings and Air Berlin.

__During the reporting year the Handling Segment cleared 173,888 flight movements (-2.2%) for scheduled and charter traffic, plus an additional 19,497 movements in the general aviation segment (+1.6%). Furthermore, a total of 337,086 tons (baggage in & out including transfers, mail, cargo and trucking) and 11.3 million pieces of baggage were handled.

__With a total volume of 160,026 tonnes, the cargo sector was able to halt the negative trend of recent years (+0.3% vs. 2001). Air cargo recorded an increase of 2.4%, but trucking declined by 4.3%. Of special interest is the above-average growth recorded by integrator flights (DHL, UPS, TNT).

__Vienna Aircraft Handling GmbH can look back on a highly successful year in 2002. The number of flight movements in the general aviation sector rose by 1.6% to 19,497 and the handling of small cargo aircraft, which has been a focal point of marketing activities in recent years, showed further growth. Increased concentration on the handling of business flights and provision of brokerage services led to an increase of 23.6% in revenue from private aircraft handling.

__In spite of rising peak hour activity and higher transfer volume, we were able to hold the size of the workforce at a constant level. Results in the Handling Segment were influenced substantially by the non-recurring partial reversal of provisions for pensions, which led to a drop of € 4.8 million or 7.6% in personnel expenses. Other cost savings were passed on directly to customers.

__In spite of the difficult business climate the Handling Segment was able to close the year with EBIT of € 22.5 million (+3.4%), for an EBIT margin of 20.1%. This growth was supported to a large extent by the above-mentioned non-recurring income.

Investments

__Capital expenditure of € 4.2 million was directed toward the scheduled replacement of vehicles and equipment. The purchase of 12 catering trucks and three apron buses will further improve the efficiency of our handling operations.

Outlook

__Our forecasts for 2003, which exclude the unpredictable impact of a possible war with Iraq show a moderate increase in flight movements. Growth will be supported above all by the positive development of the Star Alliance and our new airline customers Aer Lingus, Germanwings and Air Berlin, which plan to increase their rotations.

__In the apron handling area, we expect a market share of more than 90% based on an increase of roughly 1% in flight movements.

__Introduction of the 100% Baggage Reconciliation System (BRS), an innovative system to trace and match baggage, will help prevent false loading and thereby minimize the cost of damages and delays.

__Air cargo, which is highly dependent on the available freight capacity in aircraft, is expected to show moderate growth in 2003. A segment of the Lufthansa trucking volume to southeast Europe will be transferred from German airports to Vienna in cooperation with Austrian Airlines, and this area is expected to show above-average growth in 2003. The reduction in available freight capacity is also expected to increase the volume of air cargo transported by trucking to major hubs in the future.

__The Handling Segment views its internationally recognized know-how, continuous cost management, and active market development as a solid foundation to meet new challenges.

Classification of Turnover in the Handling Segment


Cargo management
15%
General Aviation (VAH)
4%
Traffic handling
8%
Apron handling
73%

Non-Aviation

Security services, shops, gastronomy and rentals show good development

Key Data on the Non-Aviation Segment in € mill., except employees

	2002	2001	2000
Turnover	75.3	72.7	71.7
Capital expenditure	24.6	18.3	6.9
Depreciation	12.0	11.5	11.2
Employees	803	805	804
Allocated assets	134.5	120.1	114.4
Operating profit	33.1	31.2	26.8
EBIT margin	26.7%	25.8%	23.4%

__The Non-Aviation Segment includes various services related to airport operations such as shopping, gastronomy, car parks, VIP Centre and lounges, security services, development and marketing of real estate, traffic connections, technical services, construction management, and consulting services. The nearly 200 companies located at the airport receive services such as telecommunications, data processing, energy and waste disposal from this business unit. The Non-Aviation Segment generated 23.6% of Group turnover for the reporting year.

Developments in 2002

__Turnover in the Non-Aviation Segment is not directly related to the volume of traffic at the airport. Prices for electricity and telecommunications, the amount of space available for rent, the index development of rental prices, and purchasing power play a more important role.

__During the reporting year, third party sales by the Non-Aviation Segment rose by 3.6% to € 75.3 million. EBIT of € 33.1 million was generated with 803 employees, for an increase of 6.2%. The non-recurring effect of the partial reversal of provisions for pensions increased segment results by € 4.9 million. The EBIT margin reached 26.7%.

__Security services are provided by Vienna International Airport Security Services Ges.m.b.H (VIAS), which is responsible for the control of persons and hand luggage on behalf of the Austrian Federal Ministry of the Interior. Additional revenue is generated by the transport of wheelchairs and other security services such as the control of large baggage or travel documents for airlines. VIAS turnover increased by 24.2% for the reporting year due to higher demand for security services following the events of 11 September.

__Additional revenue was generated by the rental of newly completed space in the Cargo North facility to TNT. Results for 2002 also include full-year income from the rental of a building to UPS.

___The new multi-provider strategy has reduced telephone prices for airport customers by an average of 7%. Revenue from the provision of telecommunications and data processing services therefore declined following the allotment of price advantages to our customers.

___Consulting services for international projects showed excellent development, with an increase of 173.6%.

___Revenue from parking rose by 1%.

___The development of shop turnover was outstanding. Despite a decline of 2.4% in selling space, revenue increased by 3.4%. The Travel Value/Duty Free Shops recorded solid growth of 7%. The success of these shops is based on an attractive concept as well as increasing traffic volume to Far East (+17%) and Eastern Europe (+9.5%), where passengers are permitted to make duty-free purchases in Vienna. The shopping sector realised an increase of 5.2% in turnover for 2002.

___In spite of a 3.4% decrease in space, the 16 gastronomy facilities were able to record 2.7% higher turnover. Earnings from the rental of gastronomy facilities rose by 5.8%.

Investments

___Major projects in the Non-Aviation Segment included construction of the Cargo North facility for € 10.1 million and planning for the office park at € 2.6 million. The general planner was selected for the new air traffic control tower through an EU-wide competition. This building will be leased to Austro Control in fall 2004. A total of € 1.3 million was also invested in expansion of the collector network.



Shopping

	2002	2001	2000
Selling space (in m²)	5,939	6,086	5,934
Shop turnover (in € mill.)	79.6	76.6	74.5
Income (in € mill.)	12.2	11.0	10.3



Gastronomy

	2002	2001	2000
Selling space (in m²)	4,331	3,887	4,216
Turnover (in € mill.)	15.9	15.5	14.9
Income (in € mill.)	2.4	2.3	2.3

Classification of Turnover in the Non-Aviation Segment


Telecommunications and IT
5%
Rental
19%
Shopping/Gastronomy
19%
Security services
22%
Parking
19%
Technical services
11%
Other incl. VIE España
5%

Outlook

___Revenues from security services are expected to increase in 2003 because of higher demand and introduction of the 100% Hold Baggage Screening System (HBS). Developments in the shops and gastronomy sector will generally reflect growth in the number of passengers.

___Activities in the real estate area will focus on the rental of space in the office park. Rental income is forecasted to increase due to the full-year rental of space in the Cargo North facility to TNT. We have also concluded a contract with the forwarding agent Emery Worldwide for construction of a logistics building in the Cargo North area, which is scheduled for completion in December 2003.

___In cooperation with A 1 Mobilkom we are installing a virtual mobile communications network at the airport, which will be accessible throughout Austria. Telephone calls can then be made free-of-charge between mobile telephones as well as from mobile telephones to the airport network. This customer-friendly innovation will greatly increase the attractiveness of Vienna International Airport as a business site.

Innovation

Vienna International Airport on the cutting edge: major innovations in 2002

Skylink Simulation

___The VIE-Skylink project includes a passenger handling zone in the terminal area as well as a three-storey pier roughly 450 meters high and 31 meters wide. This pier must provide a high degree of functionality and flexibility (in particular for Schengen / non-Schengen passengers), and therefore places significant logistical demands on planners.

___In order to better identify complex interfaces and provide optimal support during the planning phase, state-of-the-art computer systems are being used to simulate management capacity for VIE-Skylink. Forecasted flight schedule and resource planning tools help determine the best locations for gates and parking positions. This data also forms the basis for simulating passenger flows, which are used by planners and architects to analyse critical moments in the handling process.

CUSS – Revolution in passenger handling

___The abbreviation CUSS stands for Common User Self-Service Terminal. In contrast to the self-service terminals currently in operation at many large airports, CUSS allows passengers with baggage to use the same check-in machines for all carriers. This innovative solution is under development by the information systems group for Airline & Terminal Services at Vienna International Airport together with Austrian Airlines and German Lufthansa, and represents a revolution in passenger handling.

Wireless Vienna Airport – the Internet meets VIE

___In October 2002 Vienna International Airport again highlighted its use of cutting edge technology with the introduction of wireless Internet access in the lounges as well as in Pier East and Pier West. This is possible using a notebook with a WiFi-compatible wireless-LAN card or a PDA; no specific configuration is required. Connection rates of up to 11 Mbit/s guarantee fast Internet connection.

Emission Monitoring

___The LASPORT monitoring system was developed in cooperation with the Association of German Commercial Airports. The system allows the measurement and analysis of emissions from air traffic, auxiliary aggregates (APU, GPU), handling and starting procedures, motor vehicles (both airside and landside), and other sources. Calculations based on specific days or future scenarios are also possible. The aim of the project is to show localised emissions from flight and ground traffic, identify changes and trends, and determine opportunities for improvement.

Sustainability and Growth

We are aware of our lasting responsibility as an economic motor for the eastern region of Austria and for the country as a whole

___Long-term growth is in the common interest of all who live and work in this region, but development is only possible if equal value is placed on public welfare, ecology and economy. These three pillars of sustainability have served as a guiding principle for Vienna International Airport long before the start of the mediation process. Current discussions over the planned expansion of the airport have merely shifted the focus of attention more towards the long-term development of the region and necessary requirements for growth.

___Supported by a team from the Austrian Research Center in Seibersdorf, the members of the mediation forum have developed special criteria for Vienna International Airport based on UN indicators for long-term development. The mediation forum will use these criteria to evaluate future scenarios and make joint decisions.

Vienna International Airport – key driver for the local economy

___Vienna International Airport is a key economic driver for the entire eastern region of Austria. Approximately 13,000 people work in over 200 companies at the airport site, and generate more than € 1 billion in value-added. This represents a development potential unequalled by any other location in Austria.

___An increase in the number of passengers creates more jobs. Forecasts indicate that Vienna International Airport could provide work for 21,500 men and women by 2015. Moreover, every job at the airport creates one additional job in the Austrian economy and every Euro of value-added at the airport adds € 0.9 to the Austrian economy (Source: Institute of Industrial Science, Study "Wirtschaftsfaktor Flughafen Wien").

___As providers of transportation infrastructure, airports supply the necessary foundation for business development and successful internationalisation. Many companies depend on international air connections to maintain their competitive advantage. In Austria this is true for roughly 1,200 companies with a total of 600,000 employees and an extensive structure of subcontractors (source: Austrian Research Center at Seibersdorf). Vienna International Airport therefore plays a key role in the growth of the entire region.

Airport Expansion

Well prepared for the future. Steady growth in the number of passengers requires high-quality planning

___Connections with the public transportation network are a sign of quality for every airport. Flughafen Wien AG therefore initiated the Airport Express Project together with the Austrian Federal Railway Corporation in 2002. This rapid transit connection will be operated by the joint subsidiary, City Air Terminal GmbH (CAT), and is designed to carry passengers and baggage from the centre of Vienna to the airport from late 2003. Specially adapted trains, baggage check-in at the "Wien-Mitte" transit centre, and a travelling time of just over 15 minutes make this air-rail link a convenient connection between the airport and city centre.

___Steady growth in the number of passengers over recent years has pushed the terminal to the limits of its capacity. In autumn 2002 we therefore started construction on seven new bus gates between the existing transit area and Pier East; these facilities are scheduled to start operation during the second half 2003. As part of the VIE-Skylink project, we are also planning an annex to the existing building. The first stage of construction will include 17 gates close to the building, extra check-in counters, an enlarged baggage claim area, and space for retail shops and gastronomy. After completion the new VIE-Skylink Terminal will be able to serve more than 20 million passengers per year. In keeping with our strategy, this expansion will be carried out to match actual growth in demand.

___A new air traffic control tower is currently under planning in cooperation with Austro Control GmbH. Construction on this 109-metre high building is scheduled to start in summer 2003, with operations due to begin in late 2004.

___In 2003 construction will also start on the office park, with the first stage scheduled for completion next year. A total space of 26,000 m² on 11 floors and two basement levels will include offices, conferences and training facilities, and a car park for 250 vehicles.

___Based on current forecasts, the construction of a third runway still appears to be necessary over the longer-term. We therefore initiated a mediation process together with other involved parties to examine the advantages and disadvantages of such an expansion. Following the conclusion of this process we will submit building plans to the relevant authorities for an environmental impact audit.

Communication and Mediation

Decisions expected soon in mediation process, first steps and agreements completed

Media Activities

___Communications at Vienna International Airport comprises activities common to all modern corporations, plus one added airport-specific element: our Communications Office is often the initial contact point for events that have little direct relation to our business. Security remained the primary subject of interest in 2002, drawing the most inquiries from journalists. Our media activities also focused on Malta, however. We invited key Maltese journalists to Vienna and also introduced their Austrian colleagues to Malta Airport.

Largest Mediation Process in Europe

___The fears and reservations of neighbouring residents over our expansion plans – especially with respect to the planned third runway – led us to start the most extensive mediation process in Europe involving 50 different parties. 2002 saw the conclusion of a mediation agreement on noise levels and possible scenarios for future development.

___In addition to the mediation forum, which includes all 50 parties, there is a working group made up of 28 people, a process management group consisting of 10 people, and six working committees that cover the subjects of noise, development scenarios, ecology, current measures, scenarios for 2010 – 2020, and public relations. All protocols and documentation are published on the Website, www.viemediation.at. Progress has also been presented at two press conferences and in one press release. Interested citizens receive a complementary copy of our newsletter "viemediation.at", which has a circulation of 198,000.

___Due to the complexity of the pending decisions, the mediation process will involve a total of 24 teams (with 5 to 12 participants in each) this year. We hope to reach a partial agreement and a mediation contract during 2003, and note that our work to-date has created a great deal of mutual understanding. The mediation process is monitored by a scientific team from the Institute for Interdisciplinary Research and Continuing Education in Klagenfurt.

Best Annual Report

___In September, Flughafen Wien AG received first prize in the "Austrian Annual Report Award" from the business journal "trend" for the second year in succession. In addition to high marks for content, jurors also awarded the quality of our graphic design and online annual report. It is particularly satisfying to receive public acknowledgement for the outstanding work on this important hallmark for our Company.

Environmental Statement

Reduction in noise levels and complaints, sound proof windows program continues





Focus of environmental policy

___We are committed to conscious and careful interaction with the environment. The monitoring of environmental data and implementation of necessary measures form the focal point of our activities in this area. For Vienna International Airport, key environmental issues are noise and pollution levels, the supply of goods and disposal of waste, and the efficient use of energy. In 2002 all information on environmental subjects was gathered into a special database. This will form the starting point for a report on environmental policy goals and measures at Vienna International Airport.

Noise zones and the mediation process

___In 2002, activities in the environment were largely defined by issues arising from the mediation process. We adapted the "Sydney model" for Vienna to help measure noise zones based on flight movements and maximum noise levels. Together with maps showing continuous noise levels, these zones form an essential input for the discussion of noise limits and evaluation of related measures.

___Moreover, these noise maps illustrate the progress resulting from the new SIDs (Standard Instrument Departure Routes) developed by Austro Control GmbH. A number of working groups will now further optimise this process, while considerable progress has already been made with the inclusion of demographic statistics. The noise maps developed for 2010 and 2020 also gave participants in the mediation forum insight into future scenarios.

Quieter flyovers

___The proportion of quieter Chapter 3 aircraft rose slightly to 97.6% in 2002 (2001: 97%). Following the implementation of EU guideline 92/14 in April 2002, only Chapter 3 aircraft may take-off and land in Vienna. All louder aircraft must apply for exemptions. The average maximum noise level during take-off also declined, a development that is closely related to the use of increasingly quieter engines.

Runway utilization

___The average number of flight movements during night hours continued to decline. In 2002 only 5.8% (2001: 6.3%) of all flight movements occurred between 10 p.m. and 6 a.m. With an average of 30.1 flight movements per night, absolute numbers also remained below the previous four years.

___Fall 2002 was characterised by a large number of days with southeasterly winds. For this reason, the number of approaches over Vienna went up slightly compared to last year. From 6 August to 30 September runway 11/29 was only available on a limited basis because of maintenance. During these two months, Runway 34 was therefore used for landings between 10 p.m. and 6 a.m. and take-offs also proceeded from Runway 16.

Subsidy for soundproof windows

___During the reporting year, we provided € 203,260 of subsidies for the installation of soundproof windows in neighbouring communities. Since the start of this project, we have made a total of € 1.8 million available. In 2002 expenses for environmental protection totalled € 450,000.

FANOMOS

___Our Flight Track and Noise Monitoring System (FANOMOS) measures flight noise and, together with radar data, records the flight path, speed and altitude of aircraft. In addition to data recorded by stationary measurement stations, we also carried out 13 mobile measurements.

___In 2002 the number of deviations from normal flight paths remained almost identical to the previous year, totalling 181 or 0.1% of all flight movements.

Pollution levels

___Regular measurements have again confirmed that airport operations have no significant effect on emissions in the region. At our request, the Federal Office for Environment Protection examined possible alternatives to fuels used in the airside area. Initial results have led us to evaluate the ecological and economic impact of a possible conversion to eco-diesel.

___In 2003 we will implement LASPORT, an emission-monitoring program developed for the Association of German Commercial Airports. This represents a further step toward improving measurement and control.

Inquiries and complaints

___In addition to our toll-free telephone number and together with Austro Control and the City of Vienna, we set up a summer hotline for the second year running for callers from Vienna. A total of 1,220 calls were registered, which represents a 10% decrease on the previous year. 60% of the calls came from Vienna and 40% from Lower Austria.

Additional information

___"The Environment and Aviation", a brochure prepared by Austrian aviation companies, provides general information on this subject. Further details on Vienna can be found in the environmental report issued for the first time by Flughafen Wien AG, which is based on data from 2001. This environmental report is available for download under www.viennaairport.com.

Deviations

	2002	2001	2000
Flight movements	186,782	185,425	186,469
Deviations on take-off	181	165	576
Deviations on landing	0	0	0
Total deviations in %	0.1	0.1	0.3



Noise Complaints

	2002	2001	2000
Total	1,220	1,366	1,150
Vienna	734	743	803
Lower Austria	486	623	347

Employees

Customer focus and teamwork are two of our most important success factors





__With a total of 2.612 employees, the Flughafen Wien Group is one of the largest employers in eastern Austria. Our outstanding reputation as a safe, fast and user-friendly airport depends on the skills and performance of our entire workforce.

Employee Foundation

__Since 2000, employees of Flughafen Wien AG have been able to participate directly in dividends paid by the Company. Flughafen Wien AG transferred 10% of stock purchased as part of a share buyback program to this independent fund. Distribution to employees is based on annual gross compensation. The administration of the foundation is completely independent from Flughafen Wien AG and includes a managing board, supervisory board, and auditor.

Training

__During the reporting year we invested over € 609,000 in training programmes for our employees. As a service provider we place special importance on the continual improvement of customer satisfaction and the optimisation of internal team structures. We also conduct innovative management seminars for our key employees. A total of 320 employees from all areas of the Company took part in 62 courses during the reporting year. A trainee programme started in 2001 was designed to give participants the opportunity to become acquainted with the various areas of business at Vienna International Airport and receive specialised training. This project was successfully concluded during the reporting year, and seven trainees were recruited. Flughafen Wien AG also sponsored four employees in a Master of Business Administration (MBA) programme, and one participant graduated during the year.

__We are currently training 20 apprentices in technical professions such as electricians and mechanics, and a further eight as commercial clerks, all of which have excelled In 2002 many of them achieved excellent grades in their exams, and in provincial and federal competitions.

Personnel Development and Selection

__Internal development is a focal point of our human resources strategy. In general, available jobs are advertised internally, through which we intend to strengthen mobility within the Company and promote personal education. This also demonstrates the excellent career opportunities available at Vienna International Airport. Our international holdings, such as Malta, give our employees added opportunities to apply their knowledge and skills in an international environment and gain new experience. As part of a new recruiting process, we also improved procedures to evaluate the potential of future employees.

Work Safety and Health

__The Company implemented preventative measures to reduce the number of accidents and resulting loss of workdays. The accident analysis system introduced in 2000 and related measures continue to show good results. Damage to property in the landside and airside areas fell by more than 10% year-on-year. Damage involving aircraft fell by a further 7.5% compared to the previous year. Safety programs implemented together with the individual business segments led to a further modest reduction in working days lost as a result of accidents. We also conducted a no-smoking program, a "healthy back" seminar, and a "safe and healthy at work" project in 2002. Flughafen Wien AG offers free health examinations as well as influenza vaccinations to its employees.

Employee Survey

__We view the employee survey as an important tool to identify opportunities for improvement and involve employees in the active development of problem solving. As an example, to assess continual improvement in "customer orientation", the survey included the following question: "I can make a personal contribution to improve customer satisfaction". 71% of employees answered with "I agree" and/or "I generally agree". In total 84% of all airport employees participated in this year's employee survey.

Other Services

__Vienna International Airport operates a kindergarden, which is open daily (!) from 5.30 a.m. to 8 p.m. and thus gives mothers in shift jobs the opportunity to combine family and professional life. Free transportation to Vienna and the surrounding towns demonstrates our commitment to employees living in this region. The Company subsidised group accident and family health insurance for employees with a contribution of € 130,900 in 2002. The Employees Sports and Cultural Association has 1,062 members from all areas of the Company. Our contribution for the reporting year totalled € 36,336. A total of 329 employees took part in the trips organised by our Works Council to the EU capital Brussels.

Special Recognition

__Many of our employees from all areas and levels of the Company deserve special recognition for their voluntary support in helping victims of flood disasters that swept through Austria in summer 2002 and also affected many areas surrounding the airport.



Number of Employees

	2002	2001	2000
Total number of employees	2,612	2,626	2,644
Thereof workers	1,810	1,820	1,869
Staff	774	777	742
Apprentices	28	29	33
Traffic units per employee[1]	5.572	5,400	5,575
Average age	38.8 years	38.2 years	38.4 years
Length of service	10.6 years	11 years	11 years
Percentage of women	14.2%	14%	13.2%
Training expenses	€ 609,000[2]	€ 800,000	€ 758.000
Accidents	147	137	174

[1] Based on employees of Flughafen Wien AG
[2] The decrease in training expenses resulted from completion of an internal education program in the IT area.



Employees by Segment

Segment	Employees
Airport	336
Handling	1.340
Non-Aviation	803
Administration (not allocated)	133

Consolidated Income Statement

for the period from 1 January to 31 December 2002

Flughafen Wien AG

in T€	Note	2002	2001
Turnover	(29)	318,414.1	320,102.3
Other operating income	(1)	9,984.2	8,574.7
Operating income		328,398.4	328,677.0
Cost of materials and services		-19,195.4	-17,553.6
Personnel expenses	(2)	-120,259.1	-139,732.9
Amortisation of intangible assets and depreciation of fixed assets	(10-13)	-42,756.6	-41,169.8
Other operating expenses	(3)	-49,102.6	-44,995.3
Income before interest and taxes (EBIT)		97,084.8	85,225.5
Income from investments, excl. associates at equity	(5)	-1,597.5	15.3
Net financing costs	(6)	9,111.7	10,255.7
Other income from financing activities	(7)	1,067.8	1,032.7
Financial results, excl. associates at equity		8,582.0	11,303.7
Income from associates at equity	(4)	-77.6	394.3
Financial results		8,504.5	11,697.9
Profit before tax (EBT)		105,589.2	96,923.4
Taxes on income	(8)	-35,257.1	-30,571.1
Minority interest		-40.8	-85.0
Profit for the year		70,291.4	66,267.3
Number of shares outstanding (weighted average)	(9)	21,000,000	20,990,959
Earnings per share (in €)		3.35	3.16
Recommended/paid dividend per share (in €)		2.00	1.90
Recommended/paid dividend (in T€)		42,000.0	39,900.0

You can find the income statement in Excel format under http://vie2002.genesto.com/income

Consolidated Balance Sheet

as at 31.12.2002

Flughafen Wien AG

in T€	Note	31.12.2002	31.12.2001
ASSETS			
Intangible assets	(10)	4,118.5	2,791.9
Property, plant and equipment	(11)	510,901.6	475,718.6
Associates – at equity	(12)	33,738.6	37.1
Other financial assets	(13)	33,277.7	37,327.7
Non-current receivables	(14)	181.3	63.6
Deferred tax assets	(15)	16,799.4	26,813.1
Non-current assets		599,017.1	542,751.9
Inventories	(16)	2,188.6	2,325.2
Current receivables and other current assets	(17)	38,974.6	42,462.7
Cash and cash equivalents	(18)	139,156.7	172,370.1
Current assets		180,319.9	217,158.0
Assets		779,337.1	759,909.9
EQUITY AND LIABILITIES			
Share capital	(19)	152,670.0	152,670.0
Share premium	(20)	117,657.3	117,657.3
Retained earnings and reserves	(21)	289,581.8	262,091.2
Equity		559,909.1	532,418.6
Minority interest		135.5	158.5
Non-current provisions	(22)	93,011.2	119,806.8
Other non-current liabilities	(23)	10,169.0	9,853.7
Non-current liabilities		103,180.2	129,660.4
Current provisions	(24)	69,172.3	58,720.9
Current financial liabilities	(25)	3,049.8	4,274.6
Trade payables	(26)	23,264.7	19,471.0
Other current liabilities	(27)	20,625.4	15,205.9
Current liabilities		116,112.3	97,672.4
Equity and Liabilities		779,337.1	759,909.9

Consolidated Cash Flow Statement

for the period from 1 January to 31 December 2002

Flughafen Wien AG

in T€	2002	2001
Profit before tax	105,589.2	96,923.4
+ Depreciation / – Write-ups of fixed and financial assets	44,482.3	41,169.8
+ Loss / – Gain on the disposal of fixed and financial assets	-901.1	307.6
– Reversal of investment subsidies from public funds	-1,424.3	-1,654.7
– Increase / + Decrease in inventories	136.7	679.7
– Increase / + Decrease in receivables	3,370.3	-8,935.0
+ Increase / – Decrease in provisions	-21,050.9	-422.9
+ Increase / – Decrease in liabilities	9,217.9	-4,515.7
Net cash flows from ordinary operating activities	139,420.1	123,552.3
– Income taxes paid	-18,495.1	-25,259.4
Net cash flows from operating activities	120,924.9	98,292.9
+ Payments received on the disposal of fixed assets (excl. financial assets)	114.3	1,864.6
+ Payments received on the disposal of financial assets	1,188.4	8,510.6
– Payments made for investments in fixed assets (excl. financial assets)	-79,643.0	-61,310.2
– Payments made for investments in financial assets	-34,272.1	-6,480.1
Cash flow from changes in the consolidation range	-18.4	0.0
+ Cash flow from non-repayable subsidies	1,735.0	0.0
Net cash flows from investing activities	-110,895.7	-57,415.2
– Dividend	-39,900.0	-44,100.0
+ Cash inflows / – Cash outflows from minority shareholders	-63.7	73.5
– Repayment of borrowings	-1,224.8	584.4
Net cash flows from financing activities	-41,188.5	-43,442.1
Change in cash and cash equivalents	-31,159.3	-2,564.4
+ Change in revaluation reserve for securities	-2,109.1	-5,306.9
– Effect of exchange rate fluctuations on cash held	55.0	0.0
+ Cash and cash equivalents at the beginning of the year	172,370.1	180,241.4
Cash and cash equivalents at the end of the year	139,156.7	172,370.1
Thereof current securities	111,120.3	87,388.0
Thereof unrealised gains (+) / losses (–)	-4,999.1	-2,890.1
Interest expense for operating activities	49.9	59.0
Interest income from operating activities	8,856.6	9,884.4
Dividends received	50.8	22.3

For additional information see Note (28)



Consolidated Statement of Capital and Reserves

Flughafen Wien AG

FILE NO. 82-3907

in T€		RESERVES				
	Share capital	Share premium account	Revaluation reserve	Retained earnings and other reserves	Treasury stock	Total
Balance on 31.12.2000	152,670.0	117,657.3	1,595.1	245,763.1	-4,030.0	513,655.5
Revaluation of securities			-4,604.7			-4,604.7
Market price loss on treasury stock				-107.0	107.0	0.0
Employee fund				1,200.4		1,200.4
Gains and losses not reflected in the income statement	0.0	0.0	-4,604.7	1,093.4	107.0	-3,404.3
Transfer of treasury stock				-3,923.0	3,923.0	0.0
Profit for the year 2001				66,267.3		66,267.3
Dividend payment for 2000				-44,100.0		-44,100.0
Balance on 31.12.2001	152,670.0	117,657.3	-3,009.6	265,100.8	0.0	532,418.6
Currency translation adjustments				55.0		55.0
Revaluation of securities			-3,298.3			-3,298.3
Employee fund				342.4		
Gains and losses not reflected in the income statement	0.0	0.0	-3,298.3	397.4	0.0	-2,900.8
Profit for the year 2002				70,291.4		70,291.4
Dividend payment for 2001				-39,900.0		-39,900.0
Balance on 31.12.2002	152,670.0	117,657.3	-6,307.9	295,889.6	0.0	559,909.1

For additional information see Notes (19) to (21)

Notes to the Consolidated Financial Statements 2002 of Flughafen Wien AG

General Information

Reporting in accordance with International Accounting Standards (IAS)

___The consolidated financial statements of Flughafen Wien AG for the 2002 Business Year were prepared in accordance with the principles set forth in the International Accounting Standards (IAS) issued by the International Accounting Standards Board (IASB). These financial statements reflect the International Accounting Standards (IAS) in effect for the 2002 Business Year.

___In keeping with § 245a of the Austrian Commercial Code, these financial statements fulfil legal requirements for the exemption from the obligation to prepare consolidated financial statements under Austrian law. Therefore, financial statements were not prepared in accordance with the Austrian Commercial Code.

Reporting in Euro

___In order to provide a better overview, amounts are generally shown in thousand euros (T€). These rounded figures also include exact amounts that are not shown, and rounding differences can therefore occur.

Information on the Company

___Flughafen Wien AG is active in the construction and operation of civil airports and related facilities. As a civil airport operator, the Company manages Vienna International Airport and the Vöslau-Kottingbrunn Airport. The headquarters of the Company are located in Schwechat, Austria.

Significant Accounting Policies

___The consolidated financial statements were prepared in accordance with the historical cost convention. The income statement was prepared in keeping with the Austrian method under which ""total costs" are shown. The financial statements of companies included in the consolidation are prepared in accordance with uniform Group accounting and valuation principles.

Consolidation Range

___The companies included in the consolidated financial statements and the methods used for consolidation are shown in the appendix to the Notes. Six subsidiaries and one associated company were not included in the consolidated financial statements because their economic significance and influence on the asset, financial and earnings position of the Group is immaterial. The combined sales of these unconsolidated companies equalled 0.6% of Group sales in 2002.

___VIE Malta Ltd., a wholly owned subsidiary founded in 2002, was included in the consolidated financial statements for the first time during the reporting year. The full consolidation method was used for this procedure.

___Together with SNC-Lavalin (Malta) Ltd., a subsidiary of the Canadian SNC-Lavalin, and the Maltese Airport Investments Limited, VIE Malta Ltd. founded a holding company named Malta Mediterranean Link Consortium Ltd. (MMLC). VIE Malta Ltd. owns 57.1% of the shares in MMLC, which is included in the VIE-Malta subsidiary group at equity. In conjunction with the privatisation of the Malta airport corporation in July 2002, MMLC acquired 40% of the shares in Malta International Airport plc. These companies form the subsidiary group VIE Malta Ltd., which is fully consolidated in the Group financial statements.

___SCA Schedule Coordination Austria GmbH, a company in which Flughafen Wien AG holds 40% of the shares, was founded in late 2002. This associate was included in the consolidated financial statements for the first time during the reporting year using the equity method.

In February 2002 49.9% of the capital stock in City Air Terminal Betriebsgesellschaft m.b.H. was sold to the Austrian Federal Railways Corporation ("Österreichische Bundesbahnen"). This company, which was previously included using the full consolidation method, was removed from the consolidation range and recorded as a joint venture using equity accounting as of 2002.

Changes in the consolidation range during 2002

	Share in %	Type of Consolidation
Included for the first time:		
VIE Malta Ltd.	100.0	Full consolidation
Malta Mediterranean Link Consortium Ltd.	57.1	At equity
Malta International Airport plc.	40.0	At equity
SCA Schedule Coordination Austria GmbH	40.0	At equity
Change in consolidation method:		
City Air Terminal Betriebsgesellschaft m.b.H.	50.1	At equity

Consolidation Principles

The financial statements of companies included in the consolidation were prepared as of the same date used for the consolidated financial statements, with the exception of the Maltese subsidiary (VIE Malta Ltd. subsidiary group) which has a balance sheet date of 31 March. The annual financial statements of all major companies were audited and verified by certified public accountants. The subsidiary group financial statements of VIE Malta Ltd. as of 31 December 2002 were subject to review by a certified public accountant. The book value method is used to eliminate the investment and equity. Under this method, the acquisition price of an investment is compared with the relevant shareholders' equity at the point of founding or purchase. Any positive differences are recorded as goodwill and amortised on a straight-line basis over their useful life. For associates and joint ventures, the proportional share of profit or loss is added to or subtracted from the value of the investment (equity method). For the consolidation of liabilities, receivables and loans granted are offset with corresponding liabilities and provisions. All expenses and revenue arising from the provision of goods or services between member companies of the Group are eliminated. Any material interim profits arising from settlements within the Group are eliminated with an appropriate charge or credit to the income statement.

Foreign Currency Translation

Transactions in foreign currencies are translated at the exchange rate in effect on the date of the transaction. Monetary items in foreign currencies are translated at the exchange rate in effect on the balance sheet date.

The financial statements of companies located outside the euro zone are translated in accordance with the modified current rate method. Under this method the component items of equity are translated at historical rates, all other balance sheet items at the rate in effect on the balance sheet date, and income and expenses at the average exchange rate for the year.

Tangible and Intangible Assets

Tangible and intangible assets are valued at purchase or production price less ordinary straight-line depreciation or amortization. Ordinary depreciation and amortization is based on the following useful lives:

	Years
Operational buildings	33.3
Other buildings	5 – 50
Facilities	10 – 20
Technical equipment and machinery	5 – 20
Other equipment, furniture, fixtures and office equipment	4 – 15
Concessions and rights	4 – 10

Low-value assets are completely written off in the year of purchase. A full year's depreciation is taken for assets purchased during the first half of the year; one-half this amount is taken for additions made during the second six months.


FILE NO.
82-3907



Goodwill

___Goodwill is defined as the surplus of the price paid for a company over the value of purchased identifiable assets and liabilities on the date of acquisition. Goodwill is amortised on a straight-line basis over the assumed useful life of the asset, up to a maximum of 20 years. The future economic benefit of remaining goodwill is analysed as of each balance sheet date. Any goodwill not expected to be covered by an expected future economic benefit is amortised immediately with an appropriate charge to the income statement.

Financial Assets

___Shares in subsidiaries and associates that are not consolidated for reasons of immateriality, other unconsolidated investments, and loans granted are shown at present value where available, or at acquisition price.

___Non-current securities are valued in the financial statements for 2002 pursuant to IAS 39. In accordance with IAS 39 § 10, these securities are classified as "available for sale" and stated at present value. Gains and losses resulting from a change in present value are credited or charged directly to equity as required by IAS 39 § 103 (b) (ii) and shown on the consolidated statement of capital and reserves. When these securities are sold, any gains and losses recorded under equity are reversed to the income statement.

Inventories

___Inventories are stated at historical cost or the lower net sales value. The moving average price method is used for valuation.

Receivables

___Receivables are stated at nominal value or the higher applicable amount, unless individual recognizable risks require the use of a lower amount. Foreign currency receivables are valued at the average exchange rate on the balance sheet date.

Securities

___In accordance with IAS 39, securities that are not intended to serve business operations on a lasting basis are stated at market value as of the balance sheet date. These securities are classified as available for sale in keeping with IAS 39 § 10 and recorded at fair value. Gains and losses resulting from a change in fair value are credited or charged directly to equity required by IAS 39 § 103 (b) (ii) and shown on the consolidated statement of capital and reserves. When these securities are sold, any gains and losses recorded under equity are reversed to the income statement.

Provision for Deferred Taxes

___In keeping with IAS 12 (revised) deferred taxes are recorded for all temporary valuation and accounting differences arising between the book value of an asset or a liability and its value for tax purposes. Temporary differences arise primarily in connection with the valuation of fixed and financial assets, treasury stock and the provisions for pensions, severance compensation and service anniversary bonuses. The tax rates expected when these differences reverse in the future are used for the calculation.

___Deferred tax assets are created for tax loss carry-forwards if they are expected to be used against taxable profits in the future.

Investment Subsidies from Public Funds

___Subsidies granted by public authorities for the purchase of tangible assets are shown under current or non-current liabilities, and are reversed to the income statement over the useful lives of the related assets on a straight-line basis.

Provisions for Severance Compensation, Pensions and Service Anniversary Bonuses Flughafen Wien AG

__In keeping with IAS 19 the provisions for severance compensation, pensions and service anniversary bonuses are calculated by the parent company Flughafen Wien AG according to the projected unit credit method.

__These calculations incorporate future wage and salary increases. The discount rate is based on the yields for non-current Austrian federal securities as of the balance sheet date.

__In accordance with relevant Austrian law, computations for the present value of obligations arising from severance compensation, pensions and service anniversary bonuses ("defined benefit obligation", DBO) for the 2002 Business Year are based on the earliest possible retirement age for men (61.5) and women (56.5).

__In keeping with the Austrian law that establishes different retirement ages for male and female employees (early retirement), the calculation reflects a gradual increase to 60 in the retirement age for women.

__The AVÖ 1999-P life expectancy tables for male and female employees, which are prepared by F.W. Pagler, form the biometric basis for this calculation. A discount for employee turnover is included in the calculation, and is based on length of service. Actuarial gains and losses that exceed or fall below 10% of present value are credited or charged to the income statement over a period of five years.

Subsidiaries

__To simplify calculations, the provisions for severance compensation and service anniversary bonuses are based on financial principles and a discount rate of 3.5%. With the exception of Vienna Airport Handling Gesellschaft m.b.H., neither the Austrian nor foreign subsidiaries have pension commitments.

Other Provisions

__Other provisions are created in accordance with reasonable business judgment and reflect the amounts considered necessary to cover future payment obligations, recognizable risks and uncertain liabilities. These provisions are recorded at the amount considered most probable after careful examination of the related circumstances.

Liabilities

__Liabilities are stated at nominal value or the higher repayment amount. Foreign currency liabilities are recorded at the average exchange rate in effect on the balance sheet date.

Realisation of Income

__Income is realized when services are provided or risk is transferred.

Derivative Financing Instruments

__The valuation of primary financing instruments includes any related interest rate and exchange rate hedges The Group had no derivative financing instruments as of the balance sheet date.

Earnings per Share

__Earnings per share for the Flughafen Wien Group are calculated by dividing profit for the year, after the deduction of minority interest, by the weighted number of shares outstanding.

Notes to the Consolidated Income Statement

(1) Other operating income

in T€	2002	2001
Increase/decrease in services not yet invoiced	0.0	-310.3
Own work capitalized	4,677.0	2,879.1
Income from the disposal and write-up of fixed assets, with the exception of financial assets	94.1	86.7
Income from the reversal of provisions	2,186.4	2,300.5
Income from the reversal of investment subsidies from public funds	1,424.3	1,654.7
Income from rights granted	363.0	1,306.4
Income from insurance	85.7	123.3
Income from the reversal of valuation adjustments	262.3	273.6
Miscellaneous	891.5	260.8
	9,984.2	8,574.7

(2) Personnel expenses

in T€	2002	2001
Wages	59,969.3	61,330.3
Salaries	42,680.4	48,636.6
Expenses for severance compensation	5,495.6	4,594.5
Expenses for pensions*)	-17,291.3	-4,088.9
Expenses for legally required social security and payroll duties and mandatory contributions	28,186.2	28,004.6
Other employee benefits	1,218.9	1,255.9
	120,259.1	139,732,9

*) This item includes reversals of T€ 19.898.2 to the provisions for pensions. which follow the settlement of pension claims. The total amount is distributed among the various segments of business as follows: Airport Segment: T€ 3,512.4, Handling Segment: T€ 9,272.7, Non-Aviation Segment: T€ 4,882.1, administration and other: T€ 2,231.0.

(3) Other operating expenses

in T€	2002	2001
Other taxes	224.3	276.5
Maintenance	14,263.2	12,524.7
Third party services	5,869.1	5,800.3
Legal, auditing and consulting expenses	5,526.4	7,268.7
Market communication	10,264.5	5,011.3
Postage and telecommunications	1,920.4	1,811.5
Rental and leasing payments	1,634.9	1,792.2
Insurance	1,956.6	1,676.3
Travel and training	1,495.0	2,040.3
Damages	243.8	1,295.5
Valuation adjustments to and write-offs of receivables	1,115.0	1,181.7
Losses on the disposal of non-current assets	357.8	1,011.8
Miscellaneous operating expenses	4,231.5	3,304.5
	49,102.6	44,995.3

In 2002 maintenance activities focused on the renovation of apron areas and taxiways, the regular upkeep of buildings and equipment, and the maintenance of EDP equipment.Third party services are comprised primarily of cleaning services and temporary personnel for Vienna Airport Baumanagement Gesellschaft m.b.H. Legal, auditing and consulting expenses include fees and duties paid to attorneys and notaries public, costs for certified public accountants, and consulting services. Extensive consulting services were used for the mediation process and investment projects. Expenses for market communication consist chiefly of public relations, in particular costs associated with the promotion of Vienna International Airport as an East-West hub.


FILE NO.
82-5007

(4) Income from investments recorded at equity

in T€	2002	2001
Income from investments in associated companies and joint ventures	35.6	394.3
Expenses arising from investments in associated companies and joint ventures	-113.1	0.0
	-77.6	394.3

(5) Income from investments, excluding investments recorded at equity

in T€	2002	2001
Income from investments in associated companies and joint ventures	15.3	15.3
Expenses arising from investments in associated companies and joint ventures	-1,612.7	0.0
	-1,597.5	15.3

(6) Interest income/expense

in T€	2002	2001
Interest and similar income	9,328.6	10,392.3
Interest and similar expense	-216.8	-136.6
	9,111.7	10,255.7

(7) Other financial results

in T€	2002	2001
Income from the disposal and write-up of financial assets	1,146.5	238.2
Income from the disposal and write-up of current securities	0.0	2,134.0
Loss on the disposal of current securities	-78.7	-1,339.5
	1,067.8	1,032.7

(8) Taxes on income

in T€	2002	2001
Current tax expense	23,544.3	21,877.2
Deferred taxes	11,712.8	8,693.9
	35,257.1	30,571.1

___The prior year item "tax savings from reimbursement of tax expense 'KMOG' fund", which totaled T€ -2,854.1, is included under current tax expense.

___The difference between the theoretical tax rate (Austrian corporate tax rate of 34%) and the effective tax rate shown in the financial statements is due to the following:

in T€	2002	2001
Profit before tax	105,589.2	96,923.4
Theoretical income tax (tax rate: 34%)	35,900.3	32,954.0
Permanent differences and taxes related to other periods	-643.2	-2,382.9
Income tax expense as per income statement	35,257.1	30,571.1
Effective tax rate	33.4%	31.6%

___For additional information on changes in deferred taxes, see Note (15) on the provision for deferred taxes.

(9) Outstanding shares: Shares outstanding total 21,000,000.


Vienna International Airport

Notes to the Consolidated Balance Sheet

Fixed and Financial Assets
(10) Intangible assets

in T€	Concessions and rights	Goodwill	Total
Development from 01.01. to 31.12.2002			
Net book value as of 01.01.2002	2,791.9	0.0	2,791.9
Additions	1,222.7	1,072.3	2,295.0
Transfers	0.0	1.1	1.1
Disposals/remaining book value	-3.0	0.0	-3.0
Amortisation	-943.1	-23.4	-966.5
Net book value as of 31.12.2002	3,068.6	1,050.0	4,118.5
Balance on 31.12.2002			
Acquisition price	12,336.1	1,073.4	13,409.5
Accumulated amortisation	-9,267.6	-23,4	-9,291.0
Net book value	3,068.6	1,050.0	4,118.5

__Additions to concessions and rights relate primarily to the purchase of software for T€ 727.2. Goodwill is related to the acquisition of an investment in Malta Mediterranean Link Consortium Ltd.

(11) Property, plant and equipment

in T€	Land and buildings	Technical equipment and machinery	Other equipment and machinery	Advance payments and construction in progress	Total
Development from 01.01. to 31.12.2002					
Net book value as of 01.01.2002	296,269.1	125,125.4	31,376.7	22,947.4	475,718.6
Additions	22,786.6	26,984.7	8,562.9	19,013.9	77,347.9
Transfers	8,852.8	2,139.8	742.2	-11,734.8	0.0
Disposals/remaining	-233.7	-34.2	-106.9	0.0	-374.9
Depreciation	-13,638.8	-17,944.9	-10,206.4	0.0	-41,790.1
Net book value as of 31.12.2002	314,035.9	136,270.7	30,368.4	30,226.5	510,901.6
Balance on 31.12.2002					
Acquisition price	507,371.5	415,344.9	115,181.0	30,226.5	1,068,123.9
Accumulated Depreciation	-193,335.6	-279,074.2	-84,812.6	0.0	-557,222.3
Net book value	314,035.9	136,270.7	30,368.4	30,226.5	510,901.6

__The above additions include:
- Property (T€ 5,863.4)
- Expansion of west and northeast aprons (T€ 25,116.9)
- Construction of Cargo North building (T€ 10,091.0)
- Police headquarters building (T€ 2,383.9)
- Planning expenses for new VIE-Skylink Terminal (T€ 6,365.0)
- Large equipment for apron handling (T€ 3,384.7) and fire department (T€ 1,372.5)



(12) Financial assets – associates and joint ventures included at equity

in T€	Companies at equity
Development from 01.01. to 31.12.2002	
Net book value as of 01.01.2002	37.1
Change in consolidation range	18.4
Additions	33,796.3
Write-downs	-113.1
Net book value as of 31.12.2002	33,738.6
Balance on 31.12.2002	
Acquisition price	33,891.9
Accumulated write-ups/write-downs	-153.2
Net book value	33,738.6

___The change in the consolidation range represents a change in the method used to consolidate City Air Terminal Betriebsgesellschaft m.b.H. This company was fully consolidated in 2001, but consolidated at equity for the reporting year following the sale of shares. The additions represent Malta Mediterranean Link Consortium Ltd. and Malta International Airport plc. as well as the increase in the holding in City Air Terminal Betriebsgesellschaft m.b.H. The write-downs reflect changes in the value of companies included at equity.

___Following are selected financial data on the joint ventures City Air Terminal Betriebsgesellschaft m.b.H. and Malta Mediterrranean Link Consortium Ltd. (value of subsidiary group, share: 57.1%), which has a controlling influence on Malta International Airport plc.:

in T€	2002
Non-current assets	23,564.8
Current assets	19,202.7
Non-current liabilities	12,792.0
Current liabilities	10.9
Income	2,567.3
Expenses	2,117.9

(13) Other financial assets
Investments in other companies

in T€	Shares in associates (not consolidated)	Shares in subsidiaries (not consolidated)	Misc. investments	Total
Development from 01.01. to 31.12.2002				
Net book value as of 01.01.2002	49.0	1,426.4	1,400.0	2,875.4
Additions	0.0	339.0	0.0	339.0
Transfers	0.0	-1.1	0.0	-1.1
Write-downs	0.0	-1,612.7	0.0	-1,612.7
Net book value as of 31.12.2002	49.0	151.7	1,400.0	1,600.7
Balance on 31.12.2002				
Acquisition price	49.0	1,764.3	1,400.0	3,213.3
Accumulated write-downs	0.0	-1,612.7	0.0	-1,612.7
Net book value	49.0	151.7	1,400.0	1,600.7

___Shares in not-consolidated associates represent the investment in AviaSec Aviation Security GmbH. Shares in not-consolidated subsidiaries are comprised of the holdings in Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H., GetService Dienstleistungsgesellschaft m.b.H., GetService-Flughafen-Sicherheits-Servicedienst GmbH, Salzburger Flughafen Sicherheitsgesellschaft m.b.H., VIAS Hellas Security Air Transport Services Limited Liability Company, and VIE Shops Entwicklungs- und Betriebsges.m.b.H. Miscellaneous investments relate to the holding in CR Aeropuertos, S.L. (Spain).



Securities and other loans granted

in T€	Non-current securities	Other loans granted	Total
Development from 01.01. to 31.12.2002			
Net book value as of 01.01.2002	34,365.1	87.2	34,452.2
Additions	106.6	30.1	136.8
Write-ups	4.9	0.0	4.9
Disposals/remaining book value	0.0	-23.7	-23.7
Write-downs	-2,893.2	0.0	-2,893.2
Net book value as of 31.12.2002	31,583.4	93.6	31,677.0
Balance on 31.12.2002			
Acquisition price	37,341.1	7,360.9	44,702.0
Accumulated write-downs	-5,757.7	-7,267.3	-13,024.9
Net book value	31,583.4	93.6	31,677.0

__Non-current securities serve primarily to fulfil coverage requirements for the provisions for severance compensation and pensions in accordance with Austrian law. Other loans granted represent rights for Corvin Hotel Airport Plaza Errichtungs- und Betriebsgesellschaft m.b.H. and a loan granted to SITA (T€ 93.6).

(14) Non-current receivables

__Non-current receivables of T€ 181,3 are comprised of interest-bearing advance payments of wages and salaries to employees and profit arising from the repurchase value of insurance.



(15) Provision for deferred taxes

Development of deferred tax assets

in T€	2002	2001
Balance on 01.01.	26,813.1	31,934.5
Change with effect on the income statement	-11,712.8	-8,693.9
Change with no effect on the income statement	1,699.1	3,572.6
Balance on 31.12.	16,799.4	26,813.1

Deferred tax assets or provisions were created for the following items:

in T€	2002	2001
Deferred tax assets		
Fixed and financial assets	470.8	411.3
Current assets	230.6	0.0
Provisions for severance compensation	2,490.5	1,539.5
Provisions for pensions	2,560.0	9,620.2
Provisions for service anniversary bonuses	792.6	683.7
Transfer of shares to employee fund	20,111.8	22,965.9
Other provisions	2,808.1	2,122.5
Tax loss carry-forwards	591.9	554.2
	30,056.3	37,897.3
Provisions for deferred taxes		
Fixed and financial assets	8,886.6	7,628.2
Current securities	1,383.6	0.0
Other current assets	0.0	230.6
Provision for taxes from consolidation	2,986.7	3,225.4
	13,256.9	11,084.2
Net deferred tax assets and provisions	16,799.4	26,813.1


FILE NO.
82-0907

(16) Inventories

in T€	2002	2001
Raw materials and supplies	2,188.6	2,323.1
Prepayments	0.0	2.1
	2,188.6	2,325.2

(17) Current receivables and other current assets

in T€	2002	2001
Gross trade receivables	35,383.9	27,252.8
Valuation adjustments	-3,027.7	-2,533.7
Net trade receivables	32,356.2	24,719.0
Receivables due from subsidiaries (not consolidated)	141.6	238.6
Receivables due from associates	277.1	5.1
Other receivables and assets	3,316.7	16,749.8
Prepaid expenses and deferred charges	2,883.0	750.1
	38,974.6	42,462.7

(18) Cash and cash equivalents

in T€	2002	2001
Cash on hand	414.0	117.4
Deposits with financial institutions	27,622.5	84,864.7
Securities	111,120.3	87,388.0
	139,156.7	172,370.1

__For detailed information on securities, see Point (30) on financing instruments

(19) Share capital

__As of 31 December 2002 share capital totalled € 152,670,000.--. It is divided into 21,000,000 bearer shares of common stock.

__At the tenth (extraordinary) Annual Meeting on 15 November 2000, a resolution was passed approving the repurchase of 10% of capital stock for transfer to a private fund for employees. On 30 November 2000 a total of 2,100,000 shares, or 10% of share capital, was repurchased. These shares were transferred to "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" on 20 December 2000 (2,000,000 shares) and 2 February 2001 (100.000 shares). The shares owned by this fund have both voting and dividend rights.

(20) Share premium

__Appropriated reserves consist of a T€ 92,221.8 premium received on the stock issue in 1992 and the T€ 25,435.5 premium realised on the share capital increase in 1995.

(21) Retained earnings and reserves

__This item includes retained earnings from prior business years, the reduction to reserves following the initial consolidation under IAS, untaxed reserves after the deduction of deferred taxes, treasury stock, and the revaluation reserve for current and non-current securities after the deduction of deferred taxes.

__The line item "Fund" on the consolidated statement of capital and reserves includes the tax impact of the transfer of treasury stock to the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (the employee fund), which was conducted in 2000 and 2001.

(22) Non-current provisions

in T€	2002	2001
Provisions for severance compensation	36,934.5	32,598.3
Provisions for pensions	22,690.3	56,606.0
Provisions for service anniversary bonuses	7,433.1	6,346.9
Provisions for part-time work for older employees	4,562.3	2,864.6
Provisions for reimbursement to employee fund	21,391.0	21,391.0
	93,011.2	119,806.8

___The provisions for fund reimbursements were created to cover costs associated with the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" (employee fund).

___Calculations for obligations arising from severance compensation, pensions and service anniversary bonuses and related expenses were based on the following factors.

Factors	2002	2001
Interest rate	5.0%	5.0%
Wage and salary increases	3.5%	3.5%
Retirement trend (only for pensions)	1.5%	1.5%

Provisions for severance compensation

___Legal regulations and collective bargaining agreements grant employees a one-time payment on termination or retirement. The amount of severance compensation is based on the length of service with the company and compensation at the end of employment.

Transition from present value to provision

in T€	2002	2001
Present value of severance compensation obligations as of 31.12.	41,669.5	38,147.3
Actuarial loss not recorded (accumulated)	-4,735.0	-5,549.1
Provision as of 31.12. as per balance sheet	36,934.5	32,598.3

Expenses arising from severance compensation obligations

in T€	2002	2001
Service cost	2,875.9	2,519.6
Interest expense	1,897.3	2,074.8
Actuarial loss recorded	722.4	0.0
Expenses arising from severance compensation obligations	5,495.6	4,594.5

Development of provisions for severance compensation obligations

in T€	2002	2001
Provision as of 01.01. per balance sheet	32,598.3	35,570.7
Expenses arising from severance compensation obligations	5,495.6	4,594.5
Payments for severance compensation	-1,159.3	-7,566.8
Provision as of 31.12. per balance sheet	36,934.5	32,598.3

Development of actuarial gain/loss

in T€	2002	2001
Actuarial loss/gain not recorded (accumulated) as of 01.01.	-5,549.1	-359.0
Corridor as of 01.01.	3,740.3	3,521.2
Surplus	-3,611.9	0.0
Distribution period in years	5	5
Actuarial loss/gain not recorded (accumulated) as of 01.01.	-5,549.1	359.0
Actuarial gain/loss, current year	91.7	-5,908.0
Actuarial loss, recorded	722.4	0.0
Actuarial loss not recorded (accumulated) as of 31.12.	-4,735.0	-5,549.1

Provisions for pensions

__Flughafen Wien AG has concluded individual agreements for supplementary retirement payments with key employees.

__Retired employees who did not accept the settlement offer in 2001 have a claim to pension payments.

__Employees who joined the Company after 1 September 1986 are covered by special company agreements. Payments are dependent on the length of employment and final compensation. In autumn 2001 active employees were given the option of receiving a one-time settlement payment equal to 100% of the 2000 provision for pensions, as calculated in accordance with Austrian commercial law, and transferring to a contribution-based pension fund model with no requirement for subsequent contributions on the part of the employer. A total of 588 employees accepted this offer at the beginning of 2002. This led to a reversal of T€ 19,898.2 in the provision for pensions, which reduced pension expenses in 2002.

Transition from present value to provision

in T€	2002	2001
Present value of pension obligations as of 31.12.	21,348.8	50,065.2
Actuarial gain not recorded (accumulated)	1,341.5	6,540.8
Provision as per 31.12. per balance sheet	22,690.3	56,606.0

Expenses arising from pension obligations

in T€	2002	2001
Service cost	816.7	1,703.1
Interest expense	1,049.0	3,197.8
Actuarial gain recorded, including settlements	-20,497.0	-9,888.9
Expenses arising from pension obligations	-18,631.3	-4,988.0

Development of provision for pension obligations

in T€	2002	2001
Provision as of 01.01. per balance sheet	56,606.0	73,099.9
Expenses arising from pension obligations	-18,631.3	-4,988.0
One-time settlement payments for pensions	-14,022.3	-9,153.9
Pension payments	-1,262.1	-2,352.0
Provision as of 31.12. per balance sheet	22,690.3	56,606.0

Development of actuarial gain/loss

in T€	2002	2001
Actuarial gain not recorded (accumulated) as of 01.01.	6,540.8	20,327.5
Corridor as of 01.01.	5,006.5	5,277.2
Surplus	2,994.4	15,050.3
Distribution period in years	5	5
Actuarial gain not recorded (accumulated) as of 01.01.	6,540.8	20,327.5
Actuarial loss, current year	-321.6	-3,897.8
Actuarial gain recorded	-4,877.7	-9,888.9
Actuarial gain not recorded (accumulated) as of 31.12.	1,341.5	6,540.8

Provisions for service anniversary bonuses

__Employees of Austrian companies are entitled to receive special bonuses for long years of service. The specific entitlement criteria and amount of the bonus are regulated by the collective bargaining agreements for employees of public airports in Austria.

Provisions for part-time employment for older employees

___This item reflects mandatory payments to personnel who work part-time under special regulations governing employment for older members of the workforce, as well as the costs for time worked above and beyond the agreed number of hours.

Provisions for Reimbursement "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" Fund

___This item includes the non-current portion of the provision for reimbursement of tax expense for the "Flughafen Wien Mitarbeiter-Beteiligung-Privatstiftung" fund.

(23) Other non-current liabilities

in T€	2002	2001
Social security	0.0	4.6
Clean Water Fund	1,942.1	2,163.9
Investment subsidies from public funds*)	8,226.9	7,685.2
	10,169.0	9,853.7

*) Including investment bonus 2002

___From 1977 to 1985 Flughafen Wien AG received non-repayable subsidies from public authorities. In 1997, 1998 and 1999 Flughafen Wien AG received investment subsidies from the European Union.

(24) Current provisions

in T€	2002	2001
Unused vacation	6,691.9	6,333.4
Other claims by employees	11,675.9	11,357.5
Taxes	4,762.6	405.5
Goods and services not invoiced	25,982.5	21,852.5
Reimbursement Fund	6,091.5	8,326.2
Miscellaneous	13,968.0	10,445.9
	69,172.3	58,720.9

___The provisions for other claims by employees include, among others, restructuring measures (T€ 8,442.9) and performance bonuses (T€ 2,158.2).

Development from 01.01. to 31.12.2002

in T€	Book value as of 01.01.2002	Use	Reversal	New creation	Book value as of 31.12.2002
Unused vacation	6,333.4	0.0	0.0	358.5	6,691.9
Other claims by employees	11,357.5	-3,122.6	-6.1	3,447.1	11,675.9
Taxes	405.5	-405.5	0.0	4,762.6	4,762.6
Goods and services not invoiced	21,852.5	-7,619.1	-766.0	12,515.0	25,982.5
Reimbursement Fund	8,326.2	-1,471.6	-763.1	0.0	6,091.5
Other current provisions	10,445.9	-6,651.4	-655.1	10,828.5	13,968.0
	58,720.9	-19,270.1	-2,190.3	31,911.8	69,172.3

(25) Current financial liabilities

in T€	2002	2001
Settlement accounts	3,049.8	4,274.6
	3,049.8	4,274.6



(26) Trade payables

in T€	2002	2001
To third parties	22,908.4	19,314.6
To subsidiaries	329.5	156.4
To associates	26.8	0.0
	23,264.7	19,471.0

(27) Other current liabilities

in T€	2002	2001
Taxes	2,335.2	6,767.0
Social Security	4,302.2	4,522.7
Investment subsidies from public funds	974.9	1,206.0
Clean Water Fund	237.0	233.4
To associates	8,800.0	0.0
Miscellaneous other liabilities and provisions	3,976.1	2,476.8
	20,625.4	15,205.9

___Miscellaneous other liabilities and provisions include T€ 347.6 (2001: T€ 310.2) arising from customers with credit balances.

Other Information

(28) Consolidated statement of cash flows

___The indirect method was used to prepare the consolidated statement of cash flows.

___Interest income and expense as well as dividend income are allocated to operating activities.

___Dividends paid by Flughafen Wien AG are shown under cash flow from financing activities.

___Cash and cash equivalents include cash, deposits with banks and current securities.

(29) Segment reporting

___Vienna International Airport España, S.L. was founded in 2001, and started operations in autumn of that year. Up to 30 September 2002 the company served as advisor to CR Aeropuertos S.L., a Spanish company, on the construction and management of the new airport at Ciudad Real. VIE Malta Ltd., which was founded in 2002, holds the shares in Malta Mediterranean Link Consortium Ltd. and provides consulting services to Malta International Airport plc. These activities were allocated to the Non-Aviation Segment.

___This annual report shows segment reporting classified for the first time according to primary and secondary segments.

Inter-company turnover

___Sales between member companies of the Group reflect standard rates or prices that are based on market levels and, in some cases, on the Group's cost.

Segments of business

___The business activities of the Group can be classified into the following segments: Airport, Handling and Non-Aviation.

Airport

___This primary activity of this segment is the provision of classic airport services such as facilities for take-offs, landings and parking of aircraft, terminals, and passenger and baggage handling. Fees for these services are generally subject to contractual limits.

Handling

___This segment is responsible for aircraft handling services, which consist primarily of the loading and unloading of aircraft. In accordance with EU guidelines, this segment is not reserved for the airport operator (Flughafen Wien AG) alone; airlines and other third party companies may also offer handling services at Vienna International Airport. At the end of 2000 the German VAS Flughafenbodenverkehrsdienste GmbH commenced the provision of handling services at Vienna International Airport.

Non-Aviation

___The Non-Aviation segment includes other airport-related services such as shopping, gastronomy, parking, VIP Centre and lounges, security, the development and rental of real estate, traffic connections, technical infrastructure, the supply of materials and waste disposal, telecommunications, construction management, and consulting services.

Segment results for 2002 by area of business

in T€ (except employees)	Airport	Handling	Non-Aviation	Group
External segment turnover	135,830.6	105,343.0	75,295.0	316,468.5
Internal segment turnover	24,018.7	6,237.9	43,667.8	
Total segment turnover	159,849.3	111,580.8	118,962.8	
Other external turnover				1,945.6
Group turnover				318,414.1
Segment results	61,150.4	22,505.7	33,107.7	116,763.8
Other (not allocated)				-19,679.1
Group EBIT/operating profit				97,084.8
Segment depreciation	25,471.8	5,004.6	11,959.4	42,435.8
Other (not allocated)				320.8
Group depreciation				42,756.6
Segment investments	50,625.1	4,183.5	24,574.1	79,382.7
Other (not allocated)				260.3
Group investments				79,643.0
Segment assets	384,999.9	28,851.8	134,529.0	548,380.7
Other (not allocated)*)				230,956.3
Group assets				779,337.1
Segment liabilities	48,506.5	49,976.0	51,380.3	149,862.8
Other (not allocated)*)				69,429.6
Group liabilities				219,292.5
Segment employees (balance sheet date)	336	1,340	803	2,479
Other (not allocated)				133
Group employees (balance sheet date)				2,612

*) Non-allocated assets and liabilities consist primarily of financial investments, cash and cash equivalents, deferred tax assets, provisions for restructuring measures, and provisions for taxes. Expenses for restructuring measures are included under "not allocated". The share of profit generated by associates and joint ventures consolidated at equity and the book values of these companies were not shown because the related amounts are immaterial.


VIE
Vienna
International
Airport

Segment results for 2001 by area of business

in T€ (with the exception of employees)	Airport	Handling	Non-Aviation	Group
External segment turnover	136,186.9	110,989.9	72,672.9	319,849.8
Internal segment turnover	28,047.1	5,297.2	44,311.1	
Total segment turnover	164,234.1	116,287.2	116,984.0	
Other external turnover				252.5
Group turnover				320,102.3
Segment results	66,141.2	21,756.5	31,177.1	119,074.8
Other (not allocated)				-33,849.3
Group EBIT/operating profit				85,225.5
Segment depreciation	24,855.0	4,478.8	11,526.8	40,860.7
Other (not allocated)				309.1
Group depreciation				41,169.8
Segment investments	32,599.7	10,236.0	18,268.2	61,104.0
Other (not allocated)				206.2
Group investments				61,310.2
Segment assets	356,681.1	27,651.1	120,112.0	504,444.2
Other (not allocated)				255,465.7
Group assets				759,909.9
Segment liabilities	49,938.3	57,864.3	48,903.3	156,705.9
Other (not allocated)				70,626.9
Group liabilities				227,332.9
Segment employees (balance sheet date)	342	1,340	805	2,487
Other (not allocated)				139
Group employees (balance sheet date)				2,626

__The share of profit generated by associates consolidated at equity and the book values of these companies were not shown because the related amounts are immaterial.

Segment results for 2002 by region

in T€ (with the exception of employees)	Austria	Malta	Spain	Group
Turnover	317,006.6	221.2	1,186.3	318,414.1
EBIT	96,569.3	93.6	421.8	97,084.8
Assets	750,968.6	26,375.7	1,992.8	779,337.1
Liabilities	218,729.4	370.4	192.6	219,292.5
Employees (balance sheet date)	2,612	0	0	2,612

__Assets allocated to the Malta and Spain regions also include the value of investments.

(30) Financing instruments

Primary financing instruments

__This item includes trade receivable and payables as well as financial receivables and payables. Information on primary financing instruments can be found on the balance sheet and related notes to the financial statements.

Credit risk

__All amounts shown under assets represent the maximum credit and default risk, since there are no general offset agreements. The risk associated with receivables can be considered low because all receivables are due and payable within a short period of time and are based on long-term relationships with clients and customers. The risk of default associated with other primary financing instruments can also be classified as low. Cash and cash equivalents are placed chiefly in investment funds and short-term instruments. All investments are made only with institutions of highest ranking.

Market value

__The market value of cash and cash equivalents, short-term investments, and current receivables and liabilities reflects book or market value because these items are due on a daily basis or over the short-term.

Risk of interest rate change

__Interest rate risk is associated principally with the investment of cash and cash equivalents and current and non-current securities. The risk of interest rate fluctuations in the asset area is only related to non-current securities, deposits with financial institutions, and current securities. Securities are held primarily through investment funds and can be sold at any time, and the risk arising from interest rate changes can therefore be classified as immaterial. Liabilities include only the loan granted by the Clean Water Fund, which carries a fixed-interest rate of 2%.

Exchange rate risk

__In principle, exchange rate risk arises when receivables or liabilities are denominated in a currency other than the local currency of the company.

__Invoices are generally issued in local currency, and 99.8% of trade payables are denominated in local currency. Trade receivables and payables are therefore subject to only a low degree of exchange rate risk.

__Deposits with financial institutions are made almost exclusively in the company's own local currency, so there is no exchange rate risk. Amounts due to financial institutions are denominated in euro.

__Current and non-current securities are comprised of the following:

Non-current securities

in T€	2002	2001
R 63 Fonds	28,737.6	31,629.2
Stock	494.9	494.9
Other	2,350.9	2,241.0
	31,583.4	34,365.1

__As of 31 December 2002, the market value of non-current securities totalled T€ 31,583.4 (2001: T€ 34,365.1). The R 63 Fund, a funds' fund managed by Raiffeisen KAG, serves to fulfil coverage requirements for the severance compensation and pension provisions as called for under § 14 of the Austrian Income Tax Act. The allocation of assets as of 31 December 2002 showed 20.6% stocks, 75.7% bonds, and 3.7% deposits and claims. The risk structure of this fund is similar to a pension fund.

__Stock is comprised of an investment in Wiener Börse AG. Other non-current securities represent T€ 1,929.7 of rights arising from reinsurance.

Current securities

in T€	2002	2001
GF 7 Fonds	60,842.6	55,731.6
A 19 Fonds	23,297.7	29,476.2
DWS (Austria) 72 Fonds	26,980.0	0.0
Fixed interest securities	0.0	2,180.2
	111,120.3	87,388.0

__As of 31 December 2002, 96.9% of the Capital Invest GF 7 Fund was invested in Austria bonds. The majority of these instruments were issued by the Republic of Austria.

__The asset allocation of the A 19 Fund as of 31 December 2002 showed 30.9% in interna tional stocks, 50.8% in bonds, and 18.3% in cash.

__As of 31 December 2002 the DWS (Austria) 72 Fund of Deutsche Asset Management Gmbl was invested to 98.3% in bonds, primarily government issued. The GF 7, A 19 and DWS 7 Funds carried no exchange rate risk as of the balance sheet date. Existing foreign exchang items were covered by hedges.

Other loans granted
__Other loans granted represent rights for Corvin Hotel Airport Plaza Errichtungs- un Betriebsgesellschaft m.b.H. with a nominal value of T€ 7.267,3, which carry a 7% interest rat and a loan granted to SITA (T€ 93.6, interest rate for 2002: from 3.4 to 4.9%).

Derivative financing instruments
__The Group only uses derivative financing instruments on an exception basis to hedg interest rate and foreign exchange risk because the Group's receivable and liability structur and investment strategy limit exchange rate risk to individual cases. As of the balance shee date, the Group had no outstanding derivative financing instruments.

(31) Information on business associations with related companies and persons
__There are no such associations to report at the present time.

(32) Other obligations and risks
__The Company concluded a contribution-based pension fund contract with ÖPAG Pensions kassen AG and Vereinigte Pensionskassen AG for 1,529 employees. Flughafen Wien AG i committed to transfer 2.5% of the salary or wages for these persons to the pension fund eacl year as a contribution. There are no obligations to make subsequent contributions.

__Flughafen Wien AG is required to assume the costs of the "Flughafen Wien Mitarbeiter-beteiligung Privatstiftung", which consist primarily of corporate income tax and gift tax, in the form of subsequent contributions.

(33) Significant events occurring after the balance sheet date
__The letter of intent for privatisation of the Berlin airports expired on 7 February 2003, and has not been renewed as of this copy deadline. From the current standpoint, realisation of this project does not seem probable. We have therefore taken a € 1.6 million write-off to the investment in the 2002 financial statements.

__We have withdrawn completely from the project to construct a greenfield airport in the Spanish city of Ciudad Real. At an annual general meeting of Ciudad Real Aeropuertos, S.L., our co-shareholders authorised the purchase of shares belonging to VIE España at nominal value.

(34) Information on bodies of the corporation and employees
As of 31 December, the Flughafen Wien Group employed:

Employees (excluding Managing Board and managing directors)	2002	2001
Workers	1,830	1,843
Staff	782	783
	2,612	2,626

__The members of the Management Board of Flughafen Wien AG received compensation and benefits totalling T€ 930.9 (2001: T€ 898.7) for the 2002 Business Year.

__Compensation paid to previous members of the Management Board and key employees totalled T€ 520.2 (2001: T€ 368.8).

__Attendance allowances and remuneration of T€ 71.8 (2001: T€ 57.7) were paid to the members of the Supervisory Board of Flughafen Wien AG in 2002

Major differences between IAS and Austrian accounting principles

Basic conceptual differences
__Austrian accounting principles, which are codified in the Commercial Code, place the principle of creditor protection in the foreground and correspondingly assign great importance to the principle of conservatism. The determinant position of commercial law financial statements for tax assessment also has a major influence on financial statements prepared in keeping with Austrian accounting principles.

__The primary goal of accounting under IAS is to provide appropriate decision-making information for shareholders and investors. IAS therefore place higher value than Austrian accounting principles on the comparability of financial statements, both over time and between companies. Following is a presentation of specific differences that are of special importance for these financial statements.

Fixed and financial assets
__The Austrian Commercial Code prescribes conservative values for depreciation and the useful lives of assets in keeping with the fundamental principles of accounting. Under IAS, depreciation periods must be regularly compared with the actual useful lives of assets and adjusted where necessary. This procedure led to longer useful lives for certain assets owned by Flughafen Wien AG, in particular runways, aprons and taxiways.

__Under Austrian accounting principles, financial assets must be recorded at the lower of purchase price or market price. IAS require the use of market values. In the consolidated financial statements, non-current securities held by Flughafen Wien AG are treated the same as current securities.

Current securities
__The Austrian Commercial Code requires current securities to be recorded at the lower of acquisition cost or market value. In accordance with IAS 39, these securities are shown at market value in the consolidated financial statements. Write-ups are mandatory. Changes in market value over the prior year are recorded in the consolidated financial statements of Flughafen Wien AG under equity (revaluation reserve) with no effect on the income statement.

Treasury stock
__In accordance with the Austrian Commercial Code, treasury stock must be recorded under non-current or current assets and a separate reserve must be created for this item under equity.

__According to IAS, changes in shares outstanding must be recorded under equity.

Deferred taxes

__Austrian accounting principles are based on the "timing concept". The creation of deferred tax provisions is therefore only required for differences between financial statements prepared according to commercial law and taxable results if these differences are expected to be offset in the future. The creation of deferred tax assets in individual company financial statements is optional; provisions for deferred taxes are mandatory. Deferred tax assets on loss carry-forwards may not be capitalized.

__IAS focus on the "temporary concept" in conjunction with the "balance sheet-liability method". Deferred taxes must therefore be created for all differences arising between financial statements prepared for tax purposes and IAS financial statements; in such cases, deferred taxes should be calculated based on the current actual tax rate. No discounts are permitted. Deferred tax assets on tax loss carry-forwards must generally be capitalized and should be analysed in the same manner as other assets to estimate the realisable amount.

Provisions for pensions, severance compensation and service anniversary bonuses

__According to Austrian accounting principles, future wage and salary increases may not be included in calculating employee-related provisions. These calculations should be based on the present value or Austrian "Teilwert" method with a long-term discount rate.

__Creation of the above employee-related provisions under IAS are based on the projected unit credit method, which incorporates future wage and salary increases. The discount rate is based on current capital market interest rates. Calculations based on this method lead to significantly higher additions to provisions than calculations made in accordance with the Austrian Commercial Code.

Expanded requirements for information

__International Accounting Standards require more detailed information that, in some points, significantly exceeds the requirements of Austrian accounting principles for the Notes or report of the Management Board. Such items include required disclosure of items on the balance sheet, income statement, mandatory statement of cash flows and development of equity as well as other information, especially in connection with derivative financing instruments, to provide a true and fair view of the asset, financial and earnings positions of a company. In part, this information includes explanations that are part of the management report under Austrian accounting principles.

Schwechat, 25 February 2003

The Management Board:

Herbert Kaufmann **Gerhard Schmid** **Kurt Waniek**

Subsidiaries of Flughafen Wien AG

Appendix 1 to the Notes



Company	Abbre-viation	Parent company	Country	Per-centage owned	Type of consoli-dation	Note
Vienna Aircraft Handling Gesellschaft m.b.H.	VAH	VIE	Austria	100%	VK	
Flughafen Wien Immobilien-verwertungsgesellschaft m.b.H.	IVW	VIE	Austria	100%	VK	
Vienna International Airport Security Services Ges.m.b.H.	VIAS	VIE	Austria	100%	VK	
VIE Liegenschaftsbeteiligungs-gesellschaft m.b.H.	VIEL	VIE	Austria	100%	VK	
Vienna Airport Business Park Immobilien-besitzgesellschaft m.b.H.	BPIB	VIEL	Austria	100%	VK	
Vienna Airport Business Park Immobilien-entwicklungsgesellschaft m.b.H.	BPIE	VIEL	Austria	100%	VK	
Vienna International Beteiligungs-management Gesellschaft m.b.H.	VINT	VIE	Austria	100%	VK	
Vienna International Airport España,S.L.	VIE-E	VINT	Spain	100%	VK	
Vienna Airport Baumanagement Gesellschaft m.b.H.	VAB	VIE	Austria	51%	VK	
VIE Malta Ltd.	VIE Malta	VINT	Malta	99.8%	VKE	
Malta Mediterranean Link Consortium Ltd.	MMLC	VIE Malta	Malta	57.1%	EQ	
Malta International Airport plc.	MIA	MMLC	Malta	40%	EQ	
City Air Terminal Betriebsgesellschaft m.b.H.	CAT	VIE	Austria	50.1%	EQ	
SCA Schedule Coordination Austria GmbH	SCA	VIE	Austria	40%	EQ	
VIE- Reiseservice GmbH in Liquidation	VIE-Reise	VIE	Austria	32%	EQ	
Flughafen Wien/Berlin-Brandenburg International Entwicklungs-beteiligungsgesellschaft m.b.H.	VIE-BBI	VIE	Germany	100%	NK	a)
VIE Shops Entwicklungs- und Betriebsgesellschaft mbH.	VIE-Shops	VIE	Austria	51%	NK	a)
Salzburger Flughafen Sicherheitsgesellschaft m.b.H.	SFS	VIAS	Austria	100%	NK	a)
GetService Dienstleistungs-gesellschaft m.b.H	GETS	VIAS	Austria	100%	NK	a)
"GetService"-Flughafen-Sicherheits- und Servicedienst GmbH	GET2	VIAS	Austria	51%	NK	a)
VIAS Hellas Security Air Transport Services Limited Liability Company	VIAS-H	VIAS	Greece	100%	NK	a)
AviaSec Aviation Security GmbH	VIAS-D	VIAS	Germany	49%	NK	a)

Type of consolidation:
VK = full consolidation, VKE = initial full consolidation, EQ = equity valuation, NK = not consolidated,
Note: a) not consolidated for reasons of immateriality

If you want to learn which information in the annual report was verified by the auditor, see http://vie2002.genesto.com/audit

Audit Opinion

__We have audited the accompanying consolidated financial statements of Flughafen Wien AG (the Group) as of December 31, 2002 according to the International Accounting Standards (IAS) established by the International Accounting Standards Board (IASB). These financial statements, which were prepared, are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

__We conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants (IFAC). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. The audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

__In our opinion, the consolidated financial statements present fairly in all material respects the financial position of the Group as of 31 December, 2002 and the results of operations and cash flows for the year then ended in accordance with International Accounting Standards (IAS).

__Austrian commercial law requires us to audit the Group management report and compliance with the requirements to exempt the Group from preparing consolidated financial statements under Austrian law. We certify that the Group management report agrees with the consolidated financial statements, and that the requirements are met to exempt the Group from preparing consolidated financial statements under Austrian law.

Vienna, 26 February 2003

CONFIDA
Wirtschaftstreuhandgesellschaft m.b.H.
Wirtschaftsprüfungsgesellschaft


Wirtschaftstreuhandgesellschaft m.b.H.
Wirtschaftsprüfungsgesellschaft
CONFIDA
1190 WIEN

Walter Groier | **Karl-Heinz Moser**

Subsidiaries of Flughafen Wien AG

(prior year values in brackets, in T€)



1. Subsidiaries fully consolidated in the Group financial statements:

Flughafen Wien Immobilienverwertungsgesellschaft m.b.H. (IVW)
Share owned: 100%
Equity: .... € 77,236,650.64 (T€ 77,209.7)
Turnover: .... € 14,509,605.74 (T€ 11,844.4)
Profit for the year 2002: .... € 9,002,471.58 (T€ 7,504.7)

__**Principal activities:** the commercial leasing of assets, in particular real estate, and acquisition of property and buildings at Vienna International Airport.

Vienna Aircraft Handling Gesellschaft m.b.H. (VAH)
Share owned: 100%
Equity: .... € 51,124.83 (T€ 50.0)
Turnover: .... € 6,149,637.19 (T€ 4,641.0)
Profit for the year 2002: .... € 903,615.26 (T€ 661.6)

__**Principal activities:** provision of a full range of services for general aviation and, in particular, for business aviation; major revenue generators are private aircraft handling and aircraft handling services provided on behalf of Flughafen Wien AG in the general aviation sector (incl. fuelling and provision of hangar space).

Vienna International Airport Security Services Ges.m.b.H. (VIAS)
Share owned: 100%
Equity: .... € 3,396,619.60 (T€ 2,387.3)
Turnover: .... € 16,426,033.59 (T€ 13,131.8)
Profit for the year 2002: .... € 1,829,587.67 (T€ 823.7)

__**Principal activities:** provision of security controls (persons and hand luggage) on behalf of the Austrian Ministry of the Interior and various other services for aviation customers (wheelchair transport, control of oversize baggage, etc); the company also participates in tenders for the provision of security services at other airports through its Austrian and foreign subsidiaries, for example in Greece and Germany.

Vienna Airport Baumanagement Gesellschaft m.b.H. (VAB)
Share owned: 51%
Equity: .... € 275,040.42 (T€ 323.4)
Turnover: .... € 3,598,227.32 (T€ 1,712.1)
Profit for the year 2002: .... € 81,679.51 (T€ 173.4)

__**Principal activities:** provision of all types of construction services, planning activities, project management, and construction monitoring.

VIE Liegenschaftsbeteiligungsgesellschaft m.b.H. (VIEL)
Share owned: 100%
Equity: .... € 2,711,024.20 (T€ 2,765.4)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2002: .... € -54,395.22 (T€ -46.2)

__**Principal activities:** of the company and its two subsidiaries BPIB and BPIE are the purchase, development, and sale of real estate owned by BPIB; current activities of the three companies focus on development of the Business Park Fischamend near the airport.

Vienna Airport Business Park Immobilienbesitzgesellschaft m.b.H. (BPIB)
Share owned: .... 100% (VIEL: 99%, BPIE: 1%)
Equity: .... € 2,281,855.46 (T€ 2,380.7)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2002: .... € -98,884.73 (T€ -62.2)
Principal activities: purchase and sale of real estate.

Vienna Airport Business Park Immobilienentwicklungsgesellschaft m.b.H. (BPIE)
Share owned: .... 100% (VIEL)
Equity: .... € 331,252.94 (T€ 346.6)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2002: .... € -15,327.69 (T€ -15.2)
Principal activities: planning, construction and management of commercial, and industrial development projects.

Vienna International Beteiligungsmanagement Gesellschaft m.b.H. (VINT)
Share owned: 100%
Equity: .... € 27,215,244.35 (T€ 1,432.3)
Turnover: .... € 8,676.10 (T€ 0.0)
Loss for the year 2002: .... € -1,632.31 (T€ -2.7)
Principal activities: founding and management of local project companies for international acquisition projects; consulting and project management.

Vienna International Airport España, S.L.
Share owned: .... 100% (VINT)
Equity: .... € 1,795,717.37 (T€ 121.3)
Turnover: .... € 1,186,344.58 (T€ 520.0)
Profit for the year 2002: .... € 274,461.74 (T€ 118.2)
Principal activities: management, consulting and operation of airports, and investment in airports in Spain.

VIE-Malta Ltd.
Share owned: .... VINT 99.8% , VIE BBI 0.2% (1 share)
Equity: .... € 25,888,253.01
Turnover: .... € 221,205.31
Profit for the year 2002: .... € 48,484.31
Principal activities: provision of services and consulting for airports.

2. Subsidiaries included in the consolidated financial statements using the equity method:

City Air Terminal Betriebsges.m.b.H. (CAT)
Share owned: 50.1%
Equity: .... € 17,879,189.31 (T€ 36.7)
Turnover: .... € 0.00 (T€ 0.0)
Loss for the year 2002: .... € -157,499.10 (T€ -0.7)
Principal activities: operation of the Airport Express as a railway operator from the "Wien-Mitte" transit centre to and from and Vienna International Airport in Schwechat; check-in facilities at the "Wien-Mitte" transit centre as well as baggage logistics for airport passengers; consulting for third parties on the organisation and management of traffic connections between cities and airports.

VIE-Reiseservice GmbH in Liquidation
Share owned: 32%
Equity: .... € 41,294.66 (T€ 116.0)
Turnover: .... € 17,751.40 (T€ 1,532.2)
Profit for the year 2002: .... € 2,631.84 (T€ 24.3)
Principal activities: operation of a travel agency; in liquidation.

Malta Mediterranean Link Consortium Limited (MMLC)
Share owned: .... 57.1% (VIE Malta)
Equity: .... € 43,238,272.29
__**Principal activities:** Holding company for the investment in Malta International Airport plc.

Malta International Airport p.l.c. (MIA)
Share owned: .... 40% (MMLC)
Equity: .... € 51,526,672.29
__**Principal activities:** operation of an international airport in Malta.

SCA Schedule Coordination Austria GmbH
Share owned: 40%
Equity: .... € 70,079.78
Turnover: .... € 0.00
Loss for the year 2002: .... € -4,920.22
__**Principal activities:** as of 1.1.2003 the company serves as schedule coordinator for airports in Austria, e.g. it allocates time slots to aircraft in accordance with EU Regulation 95/93; this work is based on capacity data supplied by the individual airports.

3. Investments not included in the consolidated financial statements:

Salzburger Flughafen Sicherheitsgesellschaft m.b.H. (SFS)
__Provision of security services; the remaining 51% share of Salzburger Flughafenbetriebsgesellschaft was acquired at the end of February 2001.

Flughafen Wien/Berlin-Brandenburg International Entwicklungsbeteiligungsgesellschaft m.b.H. (VIE-BBI)
__Investment in a company that will develop the Berlin-Brandenburg Airport project; the company will purchase and hold shares in this project, and also develop Berlin-Schönefeld Airport into Berlin-Brandenburg International Airport and act as operator of the facility.

VIE Shops Entwicklungs- und Betriebsges.m.b.H. (VIE Shops)
__The development of shop concepts and independent operation of shops at domestic and international airports; Flughafen Wien AG acquired this investment as of 16 July 1999; VIE Shops hold a 20% share in Austrian Airlines Retail Company HandelsgesmbH. (ARC).

VIAS Hellas Security Air Transport Services Limited Liability Company (VIAS Hellas Ltd.)
__Provision of security services for airports, companies at airports, and companies commissioned by airports or airlines, this company was founded to enable VIAS to participate in tenders for the provision of security services at airports in Greece.

GetService Dienstleistungsgesellschaft m.b.H.
__Provision of all types of security services related to airport operations.

GetService-Flughafen-Sicherheits- und Servicedienst GmbH
__Provision of security services, personnel leasing, cleaning services, including snow removal, etc.

AviaSec Aviation Security GmbH
__Provision of security services for civil aviation; this company was founded by VIAS together with Hamburger Unternehmen SecuServ Aviation Security and Services Holding International GmbH to participate in tenders for the provision of security services at airports in Germany.

Report of the Supervisory Board

Meetings

___The Supervisory Board met six times during the 2002 Business Year. In addition, the Working Committee of the Supervisory Board held two meetings during the reporting year.

___The Managing Board provided the Supervisory Board with regular information on the development of business and the position of the individual Group companies. The Supervisory Board was therefore able to monitor the performance of the Company on a continual basis.

Audit

___CONFIDA, Wirtschaftstreuhandgesellschaft m.b.H., Wirtschaftsprüfungsgesellschaft, 1191 Vienna, were elected auditors of the annual financial statements at the Twelfth Annual Meeting of Flughafen Wien AG and were commissioned to perform this audit. This firm audited the annual and consolidated financial statements as of 31 December 2002 and the related status reports for the Group and Company, which were prepared by the Management Board, and awarded these documents and unqualified opinion.

___The Managing Board presented the following documents to the Supervisory Board and reported in detail thereon: the annual financial statements of Flughafen Wien AG which were prepared in accordance with Austrian accounting principles, the consolidated financial statements for the Flughafen Wien Group which were prepared in accordance with International Accounting Standards, and the status reports 2002 for the Company and the Group.

Approval of Financial Statements

___The Supervisory Board reviewed the 2002 annual financial statements and status report for the 2002 Business Year of Flughafen Wien AG, in particular during extensive discussions with the Working Committee in the presence of the auditors, and accepted these documents. The 2002 annual financial statements of Flughafen Wien AG are hereby approved.

Recommendation for the Distribution of Profits

___The Supervisory Board agrees with the recommendation of the Management Board to distribute a dividend of € 2.00 per share or a total of € 42,000,000.00 from 2002 profit of € 42,008,707.66 and to carry forward the remainder of € 8,707.66.

Acknoweldgement

___The Supervisory Board would like to express its thanks to the members of the Managing Board and all employees for their dedication and efforts during the 2002 Business Year.

Johannes Coreth
Chairman of the Supervisory Board
Schwechat, 2 April 2003

Organisation

The Flughafen Wien Group

Organisational chart by function

Vienna International Airport

Annual Report 2002

Management Board
Gerhard Schmid

- **Quality Management**
  Christine Kargl
- **Environmental Controlling**
  Christian Röhrer
- **Auditing**
  Günter Grubmüller
- **Airside Services**
  Karl Schleinzer
- **Technical Services**
  Peter Niedl
- **Handling Services**
  Ernest Eisner
- **Information Systems**
  Christian Vesely

Management Board
Herbert Kaufmann

- **General Secretariat**
  Josef Stadler
- **Strategy and Controlling**
  Andreas Schadenhofer
- **Communications**
  Dagmar Lang
- **Airline and Terminal Services**
  Michael Höferer
- **Land Development**
  Werner Hackenberg

Management Board
Kurt Waniek

- **Finance and Investment**
  Robert Dusek
- **Personnel**
  Christoph Lehr
- **Management Services**
  Franz Imlinger
- **Central Project Management – Construction**
  Wolfgang Ötsch
- **Consumer Services**
  Michael Tmej

Who is Who

Members of the Supervisory Board

Chairman
Johannes Coreth, Member of the Board of Niederösterreichische Versicherung

Deputies
Andreas Staribacher, Certified Public Accountant
Alfred Reiter, Chairman of the Board of Investkredit Bank AG ret. (Vice-Chairman as of 18 Dec. 2002)

Reinhard Gogola, ADH headmaster
Christoph Herbst (as of 25 April 2002)
Franz Lauer, Deputy General Director of Wiener Städtische Versicherung
Alfons Metzger (as of 25 April 2002)
Roderich Regler, Head of Traffic Policy Department ret., Austrian Federal Economic Chamber
Christopher L. Reilly, Managing Director of UBS Warburg, London (up to 25 April 2002)
Georg Wailand, Deputy Editor-in-Chief "Neue Kronen Zeitung", Publisher of "Gewinn"

Delegated by the Works Committee
Manfred Biegler, Chairman of the Salaried Employees' Works Committee
Gerhard Gager, Chairman of the Waged Employees' Works Committee
Eduard Oettl, Waged Employees' Works Committee
Dieter Rozboril, Vice-Chairman of the Waged Employees' Works Committee
Alfred Zimmer, Vice-Chairman of the Salaried Employees' Works Committee

Representative of the Supervisory Authorities
Rolf A. Neidhart

Management Board
Herbert Kaufmann, Member and Speaker
Gerhard Schmid, Member
Kurt Waniek, Member

Joint Signatories
Ernest Eisner, Head of Handling Services
Siegfried Gangl, Head of Finance and Investment (up to 30 Sept. 2002)
Franz Imlinger, Head of Management Services
Dagmar Lang, Head of Communications
Karl Schleinzer, Head of Airside Services
Josef Stadler, Head of General Secretariat
Michael Tmej, Head of Consumer Services

Glossary

AEA
Association of European Airlines

Airside
The movement area of an aerodrome and adjoining premises and buildings that are not open to the public and to which access is controlled

Apron
"Parking space" for aircraft

Baggage Reconciliation System (BRS)
Computer-supported system that scans all baggage at a collection point; BRS guarantees that baggage is only loaded when passengers have actually boarded and allows items to be located quickly

Brokerage
Provision of aircraft in exchange for compensation

Delay
Late arrival or departure of an aircraft

Flight Movements
Take-offs and landings

Greenfield airport
Brand-new airport project

Handling
Various services provided for aircraft

Hold Baggage Screening
Each piece of baggage is screened at an x-ray control point before loading

Home Carrier
Domestic airline

Hub
Connecting point for air traffic

IATA
International Air Transport Association (organisation of airline companies)

Integrator flights
Flights by special freight carriers (e.g. UPS, DHL, TNT)

Landside
That area of an airport or airport building that is open to the public

Low-cost carrier
Airline that offers low-price flights

Maximum Take-off Weight (MTOW)
Maximum allowable take-off weight determined by manufacturer for each type of aircraft

Minimum Connecting Time
The minimum amount of time needed for passengers and their baggage to make their connecting flights without difficulty

Noise Zone
Sector in which a specific noise level is exceeded

Pax
Passengers

Red Cap Agent
Employee responsible for aircraft handling (red cap system)

Secondary destinations
Destinations not scheduled every day

Trucking
Air cargo transported by lorries (substitute means of transportation)

Turnaround
Time required by ground handling to ready an aircraft for the next take-off



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A-1300 Wien-Flughafen

The Annual Report 2002 of Flughafen Wien AG is also available on-line in the Internet – transparent, fast, linked to the prior year and, if desired, with individually selected content.
vie2002.genesto.com

Disclaimer
This annual report contains assumptions and forecasts, which were based on information available up to the copy deadline on 25 February 2003. If the premises for these forecasts do not occur or risks indicated in the risk report do arise, actual results may vary from present forecasts. Although the greatest caution was exercised in preparing data, all information related to the future is provided without guarantee.

Flughafen Wien Aktiengesellschaft
P.O. Box 1
A-1300 Wien-Flughafen
Telephone: +43/1/7007-0
Telefax: +43/1/7007-23001
http://www.viennaairport.com

Data Registry Nr.: 008613
Corporate Register Nr.: FN 42984 m
Court of Registry
Provincial Court in Korneuburg

Investor Relations:
Robert Dusek
Telephone: +43/1/7007-23126
e-mail: investor-relations@viennaairport.com

Press and Information Department:
Hans Mayer
Telephone: +43/1/7007-23000
e-mail: h.mayer@viennaairport.com

Communications Department:
Wolfgang Trimmel
Telephone: +43/1/7007-22103
e-mail: m@viennaairport.com

Imprint
Published by:
Flughafen Wien Aktiengesellschaft
Communications Department

Consulting and Co-ordination:
Mensalia Unternehmensberatung
Design: Büro X Wien
Photos: Günter Parth
Satellite Photos:
Moscow, Tallinn, Dnepropetrovsk, Europe: © Geospace/USGS, 2003
Belgrade, Zagreb: © Geospace/Eurimage, 2003
Vienna-Schwechat: © Geospace/Spotimage-CNES/Eurimage, 2003
Skopje, Vilnius, Yerewan: Space Imaging Eurasia 2003
Printed by: Holzhausen
Translation: Donna Schiller-Margolis

FILE NO.
82-3907